UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

December 27, 2004

Gary F. Torrell
Executive Vice President, General Counsel
and Corporate Secretary
Downey Financial Corp.
3501 Jamboree Road
P.O. Box 6000
Newport Beach, CA 92658-6000

Re: Downey Financial Corp.
Incoming letter dated November 17, 2004

Dear Mr. Torrell:

This is in response to your letter dated November 17, 2004 concerning the shareholder proposals submitted to DFC by Mark G. Egan. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Mark G. Egan
Marlin Capital Corp.
875 N. Michigan Ave., Suite 3412
Chicago, IL 60611

DOWNEY FINANCIAL CORP.

Gary F. Torrell
949.725.4790
Fax: 949.725.0619
gtorrell@downeysavings.com

November 17, 2004

Via Federal Express

Re: Downey Financial Corp. - Omission of Shareholder Proposal by Mark G. Egan in Proxy Material Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Ladies and Gentlemen:

On September 8, 2004 Downey Financial Corp. ("DFC") received a letter dated August 30, 2004 from Mark G. Egan (the "Proponent"), requesting DFC to submit a proposal (the "Initial Proposal") at DFC's 2005 Annual Meeting of Stockholders. The Initial Proposal would require (1) the elimination of the directors retirement plan; and (2) 60% of compensation paid to DFC's directors be paid in restricted stock. A copy of the Proponent's request and the Initial Proposal are attached hereto as Exhibit A.

On September 16, 2004, DFC responded to the Proponent's Initial Proposal, asking for clarification as to stock ownership and noting that the Initial Proposal appeared to contain more than one proposal. Based on certified mail receipts, the Proponent received a copy of this letter and its attachments on September 23, 2004. A copy of DFC's letter and the attachments are attached hereto as Exhibit B.

On September 21, 2004, DFC received a letter dated September 17, 2004, whereby the Proponent submitted another proposal ("Additional Proposal"). The Additional Proposal would require the board to adopt a policy whereby two-thirds of the Board of Directors of DFC would be independent pursuant to a definition proposed by the Proponent. A copy of the letter, including the Additional Proposal, is attached hereto as Exhibit C.

On September 29, 2004 (via facsimile) DFC received a letter from the Proponent dated September 27, 2004. This letter was in response to DFC's September 16, 2004 letter. In the letter, the Proponent merely rearranged the Initial Proposal again to require (i) the elimination of the directors retirement plan and (ii) require 60% of a director's compensation to be paid in restricted stock ("Amended Initial Proposal"). The Proponent also included a brokerage statement regarding his holdings in DFC stock. A copy of the letter, including the Amended Initial Proposal, and its attachment are included as Exhibit D hereto.

On September 30, 2004, the Proponent submitted via facsimile a letter from Bear Stearns regarding his ownership of DFC Stock. A copy of the letter is attached hereto as Exhibit E.

On October 4, 2004, DFC again responded to the Proponent, stating that the Proponent had submitted multiple proposals and sought clarification as to ownership. Based on certified mail receipts, the Proponent received this letter on October 12, 2004. A copy of DFC's letter is attached hereto as Exhibit F.

On October 14, 2004, the Proponent sent via facsimile still another proposal (the "Third Proposal") that would require director compensation to be paid entirely in cash and that no other forms of compensation should be provided, including the director retirement plan In this letter, the Proponent stated that all previously submitted proposals were withdrawn. A copy of the letter, including the Third Proposal, is attached hereto as Exhibit G.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of DFC's intention to omit the Third Proposal from DFC's Proxy Materials in connection with the 2005 Annual Meeting of Stockholders for the reasons set forth herein. In accordance with Rule 14a-8(j)(Question 10) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), we enclose for filing six additional copies of this letter and the exhibits hereto.

Rule 14a-8(c)(Question 3): How many proposals may I submit?

Under Rule 14a-8(f), a proposal may be omitted if a proponent, after having been notified that he has failed to follow the eligibility or procedural requirements under Questions 1 through 4 of Rule 14a-8, subsequently fails to adequately correct the problem. The Staff has on numerous occasions taken a no-action position concerning a company's omission of shareholder proposals based on a proponent's failure to timely meet the procedural requirement. See *PepsiCo, Inc.* (available February 2, 2000) and *AT&T Corp.* (available February 19, 2004). Although the Staff has in some instances extended a proponent's correction period beyond 14 days, the Staff has done so only upon finding deficiencies in the company's communication to the proponent. See e.g., *Sysco Corporation* (available August 10, 2001); *General Motors Corporation* (available April 3, 2001).

DFC does not believe that an extension of the response period is warranted in the present case because DFC's notice of deficiency and request to reduce the number of proposals fully complied with the requirements of Rule 14a-8(f)(1). On September 16, 2004, DFC submitted a letter to the Proponent in a timely fashion (attached as Exhibit B) requesting the Proponent to reduce the number of proposals. Based on a certified mail receipt, the Proponent received DFC's notice on

September 23, 2004. In the Proponent's initial letters dated September 8, 2004 and September 17, 2004, and response letter dated October 4, 2004 (attached as exhibits hereto), the Proponent did not reduce the number of proposals within the required time frame (the 14 day deadline ended on October 7, 2004), but instead submitted dramatically different multiple proposals: requiring a portion of director compensation in restricted stock; requiring two-thirds independent directors; and, finally (seven days late), requiring director compensation to be all cash.

Therefore, the Third Proposal may be omitted pursuant to Rule 14a-8(c) and (f). An extension of the response period is not warranted because DFC's notice to the Proponent fully complied with the requirements of Rule 14a-8(f)(1). DFC furnished the Proponent with all relevant information in the notice of deficiency,[1] notified the Proponent of the 14-day response period, and provided the notice in a timely fashion.

If the Staff disagrees with DFC's position regarding Proponent's failure to comply with the procedural requirements of Rule 14a-8, then the Third Proposal should be excluded for one or more of the following reasons:

Rules 14a-8(i)(2) and 14a-8(i)(6) (Question 9): Violation of Law and Absence of Power/Authority

The Third Proposal would require DFC to terminate the Director Retirement Benefits Plan (the "Plan"). A copy of the Plan is attached hereto as Exhibit H.

Under Delaware law, a breach of contract by a Delaware corporation violates state law. A breach of a contract is "a failure, without legal excuse, to perform any promise which forms part of [the] contract," *Williston on Contracts* at 1290 (3d ed. 1968), and the in the absence of a legal excuse for one party's performance of a contract, that party is "obligated to perform the contract according to its terms, or upon his failure so to do, he is liable to the [other party] for the damages resulting therefrom," *Wills v. Shockley*, 157 A.2d 252, 253 (Del. Super. Ct. 1960). In addition, promises as to the future, reasonably calculated to induce action or forbearance which does induce such action or forbearance, are binding if injustice can be avoided only if the promise is enforced. Restatement (Second) of Contracts, § 90. See *Reeder v. Sanford School, Inc.*, 397 A.2d 139, 141 (Del. Super. Ct. 1979); *Chrysler Corp. v. Quimby*, 144 A.2d 123, 129 Del. 1958).

The Staff has not recommended enforcement action in connection with the exclusion of shareholder proposals that would cause a company to breach existing compensation agreements or arrangements pursuant to Rule 14a-8(i)(2). See *NetCurrents, Inc.* (available June 1, 2001) (proposal relating to creation of an independent compensation committee to develop new

[1] In addition to the deficiency letter, DFC included copies of two SEC Staff Legal Bulletins (dated July 13, 2001 and September 15, 2004) and Rule 14a-8.

compensation plans to replace all existing executive compensation excludable pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause the company to breach existing employment agreements or other contractual obligations); *Goldfield Corp.* (available March 28, 2001) (proposal requesting the board to seek shareholder approval of present and future executive officer severance agreements excludable under Rules 14a-8(i)(2) and 14a-8(i)(6) because it would require the company to breach those agreements); *International Business Machines Corp.* (available February 27, 2000) (proposal requesting the termination an renegotiation of CEO retirement package excludable under Rule 14a-8(i)(2); *International Business Machines Corp.* (available December 15, 1995) (proposal which sought to reduce the compensation of three executive officers excludable because it would cause the company to violate state law by causing a breach of existing contracts); *Citizens First Bancorp, Inc.* (available March 24, 1992) (proposal to terminate two executives' severance agreements excluded because it would result in a breach of such contracts in violation of applicable state law).

There is currently one retired DFC director participating in the Plan. To eliminate the Plan would result in DFC breaching its obligation under various sections of the Plan. The retired director is eligible to participate and entitled to all of the benefits for which he is qualified (monthly payments – Section 2 of the Plan; continued health coverage – Section 5 of the Plan). The Plan was adopted by the Board of Directors and creates a legal obligation to eligible directors.

Therefore, it is our opinion the Third Proposal should be excluded under Rule 14a-8(i)(2) or Rule 14a-8(i)(6) because it would require DFC to breach existing contractual obligations and require DFC to violate applicable law and/or exceed the company's power or authority. See *Sensar Corp.* (available May 14, 2001) (allowing omission of proposal that could cause the company to breach its existing contractual obligations) and *BankAmerica Corp.* (available February 24, 1999) (allowing omission of proposal seeking to rescind and reduce a company's employment benefits).

Rule 14a-8(i)(1)(Question 9): Improper Under State Law

A. The Third Proposal mandates action on matters that, under Delaware law and DFC's corporate documents, fall within the powers of a company's board of directors.

Under Rule 14a-8(i)(1), a proposal may be omitted if it is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. Under the laws of the State of Delaware (DFC's state of incorporation), the Third Proposal is not a proper subject for action by DFC's stockholders and, thus, may be omitted.

Section 141(a) of the Delaware General Corporation Law ("DGCL") provides in pertinent part: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of the board of directors, except as may be otherwise provided by this chapter or in its certificate of incorporation." Furthermore, under Section 2-141(h) of the DGCL, "unless otherwise restricted by the certificate of incorporation or bylaws, the board of directors shall have the authority to fix the compensation of the directors." Thus, absent a restriction in the certificate of incorporation or bylaws, a company's board of directors possesses the sole authority to establish director compensation. See *Haber v. Bell*, 465 A.2d 359 (Del. Ch. 1983); *Wilderman v. Wilderman*, 315 A.2d 610 (Del. Ch. 1974)

DFC's Certificate of Incorporation is silent on this matter. However, DFC's Bylaws (Section 3.13) provides: "The board of directors shall have the authority to fix the compensation of directors." Copies of DFC's Certificate of Incorporation and Bylaws are attached hereto as Exhibit I. The Third Proposal would usurp the authority of the DFC Board to determine director compensation as expressly provided by law and DFC's corporate documents, without an amendment to DFC's Bylaws. Absent an amendment to DFC's Certificate of Incorporation or Bylaws, DFC's Board of Directors possess the sole authority to establish director compensation. The Proponent has made no such request to amend the bylaws or certificate. In *Middle South Utilities, Inc.* (available March 14, 1984), the Staff agreed that a similar proposal could be excluded since "it intrudes upon the discretionary authority of the Board of Directors. . . ." See also *MuniYield Insured Fund, Inc.* (available March 12, 2002) (absent modification by the proponent, proposal to require non-interested directors to invest at least 10% of their compensation in company stock could be excluded).

B. The Third Proposal is not properly cast as a recommendation or request that the board of directors take specified action.

The note to Rule 14a-8(i)(1) states that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." The Third Proposal mandates, rather than requests, that "Director's compensation is to be paid entirely in cash. There are to be no other forms of compensation, including but not limited to the director's retirement program or even the coffee mug given out at the annual meeting." The Third Proposal is not precatory and is not cast as a recommendation or request that the board of directors takes any specified action.

Accordingly, for the reasons set forth in A. and B. above, it is our opionion the Third Proposal is not proper for shareholder action under Delaware law and is excludable under Rule 14a-8(i)(1).

Rule 14a-8(i)(3) (Question 9): Violation of Proxy Rules; Rule 14a-9: False and Misleading

A shareholder proposal which is false or misleading may be omitted from the proxy statement under Rule 14a-8(i)(3) and further, under Rule 14a-9. The Third Proposal is inherently vague and may mislead stockholders.

A proposal also is deemed to be misleading if it does not set forth the means for its implementation. In *Middle South Utilities, Inc.*, supra, the Staff concurred with the company's position that a proposal which would require directors to own personally at least 250 shares could be excluded as misleading since the method of implementation was not specified in the proposal.

The Third Proposal does not specify the steps DFC must take to implement it. For example, the Third Proposal does not state how DFC would eliminate the existing Plan without affecting the contractual rights of existing directors.

Thus, the Third Proposal may be excluded under Rule 14a-8(i)(3), which provides that an issuer may omit a proposal from its proxy material if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

For all of the above reasons, the Third Proposal may properly be omitted from the Proxy Materials for DFC's 2005 Annual Meeting of Stockholders. Please confirm that the Staff will not recommend any enforcement action to the Commission if the Third Proposal is omitted from the Proxy Materials for DFC's 2005 Annual Meeting of Stockholders. We are informing the Proponent of DFC's intention to omit the Third Proposal by sending him a copy of this letter and the exhibits hereto. DFC intends to file its definitive 2005 proxy materials with the Commission on or about March 1, 2005. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before DFC intends to file its definitive proxy statement and form of proxy with the Commission.

Please acknowledge receipt of the letter by stamping and returning a copy of the letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please contact me at (949) 725-4790; fax (949) 725-0619 or Gregory Gehlmann of Manatt, Phelps & Phillips, LLP at (202) 585-6540, fax (202) 585-6600.

Sincerely,

Gary Torrell

Gary F. Torrell
Executive Vice President,
General Counsel and
Corporate Secretary

Enclosures

cc (w/encls.): Mr. Mark G. Egan
Gregory A. Gehlmann, Esq.

Index

30172748.3

EXHIBIT A

Proponent's 8/30/04 Request and the Initial Proposal

MARLIN CAPITAL CORP.
875 N. MICHIGAN AVE., SUITE 3412
CHICAGO, ILLINOIS 60611

(312) 705-9003

MARK G. EGAN
PRESIDENT

RECEIVED
SEP - 8 2004
LEGAL DEPARTMENT

General Counsel/Corporate Secretary
Downey Financial Corp.
3501 Jamboree Road
Newport Beach, CA 92660

August 30, 2004

Dear Mr./Mrs. Secretary,

I am writing to ensure that the following two proposals are included in Downey's proxy statement relating to the 2005 annual meeting. My qualification in making this request is that I have owned in excess of 100,000 shares of Downey common stock since 1984.

1. The elimination of the director's retirement program.

   Rationale: An independent director's annual compensation should be a clearly defined number of dollars. Right now it is impossible to determine an independent director's compensation due to the length of service requirements associated with the retirement program. Compensation in excess of this clearly stated amount should not exceed the same coffee mug that is available to all shareholders who attend the annual meeting.

2. Sixty percent (60%) of director's compensation is to be paid in restricted stock (as opposed to cash) that vests over a period of 5 years or their 70th birthday, whichever comes first, and is forfeited if the director's tenure ends prematurely. The entire year's retainer will be paid at the time of the annual meeting based on a strike price equal to the closing price of the stock the day following the annual meeting. Directors have the option to increase the stock portion from 60% to 100% if they wish.

   Rationale: With this compensation the directors don't need a retirement program to buy their "yes votes" on tough issues. It would also eliminate the appearance of buying their votes at our expense. Furthermore, payment based on the closing stock price the day after the annual meeting allows for the airing of any issues during the annual meeting to be reflected in the stock price and hence the director's compensation.

Both of these items are designed to put the directors on a status that is *pari passu* with the common shareholder. Please inform me of any additional actions I would need to take to ensure that these two items appear on the next proxy statement for voting by all shareholders.

Sincerely,

Mark G. Egan
cc: Maurice L. McAlister, Chairman

EXHIBIT B

DFC's 9/16/04 Letter and Attachments

DOWNEY FINANCIAL CORP.

September 16, 2004

VIA Certified Mail – Return Receipt Requested

Mark G. Egan
Marlin Capital Corp.
875 N. Michigan Avenue
Suite 3412
Chicago, IL 60601

Re: Shareholder Proposals

Dear Mr. Egan:

I am responding to your letter dated August 30, 2004 (which we received on September 8, 2004), regarding the annual meeting of shareholders of Downey Financial Corp. ("DFC") tentatively scheduled to be held in April 2005 ("Annual Meeting"). A copy of your letter is enclosed for your convenience.

It would appear you are seeking to include two shareholder proposals in DFC's proxy statement for the Annual Meeting. We direct your attention to Rule 14a-8 of the Securities and Exchange Commission (17 CFR § 240.14a-8) as to certain eligibility and procedural requirements that must be met. Based on the information in your letter, we believe you have failed to comply with the procedural requirements in Question 2 (Rule 14a-8(b) - failure to prove ownership requirements) and Question 3 (Rule 14a-8(c) no more than one proposal).

With respect to Question 2:

In accordance with rule 14a-8(b), a shareholder proponent must prove his eligibility by submitting:

- The shareholder's written statement that he or she intends to continue holding the shares through the date of the company's annual or special meeting; and
- either:
  - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or
  - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

Therefore, in accordance with rule 14a-8f, this letter serves a notice that your request is deficient, both as to meeting the eligibility requirements and as to the number of proposals. We have included a copy of two SEC Staff Legal Bulletins (dated July 13, 2001 and September 15, 2004) and Rule 14a-8 that you might find helpful in preparing your response. Note that you have 14 days after receipt of this letter in which to correct your proposals under Rule 14a-8f.

Once you have clarified your intentions, we will be able to respond appropriately as to the substance of your request and our intended action. Based on the current facts, we will seek to have the proposals excluded from DFC's proxy materials for the Annual Meeting.

Finally, if you decide not to submit a proposal, please send me a letter indicating your decision. In order to ensure timely responses, please direct all correspondence to my attention.

Sincerely,

Gary F. Torrell
Executive Vice President,
General Counsel and Secretary

Enclosures
cc (w/o encl.): William T. Quicksilver, Esq.
Manatt, Phelps & Phillips, LLP

MARLIN CAPITAL CORP.
875 N. MICHIGAN AVE., SUITE 3412
CHICAGO, ILLINOIS 60611

(312) 705-9003

MARK G. EGAN
PRESIDENT

RECEIVED
SEP - 8 2004
LEGAL DEPARTMENT

General Counsel/Corporate Secretary
Downey Financial Corp.
3501 Jamboree Road
Newport Beach, CA 92660

August 30, 2004

Dear Mr./Mrs. Secretary,

I am writing to ensure that the following two proposals are included in Downey's proxy statement relating to the 2005 annual meeting. My qualification in making this request is that I have owned in excess of 100,000 shares of Downey common stock since 1984.

1. The elimination of the director's retirement program.

   Rationale: An independent director's annual compensation should be a clearly defined number of dollars. Right now it is impossible to determine an independent director's compensation due to the length of service requirements associated with the retirement program. Compensation in excess of this clearly stated amount should not exceed the same coffee mug that is available to all shareholders who attend the annual meeting.

2. Sixty percent (60%) of director's compensation is to be paid in restricted stock (as opposed to cash) that vests over a period of 5 years or their 70th birthday, whichever comes first, and is forfeited if the director's tenure ends prematurely. The entire year's retainer will be paid at the time of the annual meeting based on a strike price equal to the closing price of the stock the day following the annual meeting. Directors have the option to increase the stock portion from 60% to 100% if they wish.

   Rationale: With this compensation the directors don't need a retirement program to buy their "yes votes" on tough issues. It would also eliminate the appearance of buying their votes at our expense. Furthermore, payment based on the closing stock price the day after the annual meeting allows for the airing of any issues during the annual meeting to be reflected in the stock price and hence the director's compensation.

Both of these items are designed to put the directors on a status that is *pari passu* with the common shareholder. Please inform me of any additional actions I would need to take to ensure that these two items appear on the next proxy statement for voting by all shareholders.

Sincerely,

Mark G. Egan
cc: Maurice L. McAlister, Chairman

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14B (CF)

Action: Publication of CF Staff Legal Bulletin

Date: September 15, 2004

Summary: This staff legal bulletin provides information for companies and shareholders regarding rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation, or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Office of Chief Counsel in the Division of Corporation Finance at (202) 942-2900.

A. What is the purpose of this bulletin?

On July 13, 2001, the Division of Corporation Finance published SLB No. 14 in order to:

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that arise commonly under rule 14a-8; and
- suggest ways in which both companies and shareholder proponents can facilitate our review of no-action requests.

SLB No. 14 addressed primarily those procedural matters that are common to companies and shareholder proponents and discussed some substantive matters that are of interest to companies and shareholder proponents alike.

On July 12, 2002, the Division of Corporation Finance published SLB No. 14A. SLB No. 14A clarified our position on shareholder proposals related to equity compensation plans.

The purpose of this bulletin is to clarify and update some of the guidance that is included in SLB No. 14 and to provide additional guidance on issues that arise commonly under rule 14a-8. Specifically, this bulletin contains our views regarding:

- the application of rule 14a-8(i)(3);
- common issues regarding a company's notice of defect(s) to a shareholder proponent under rule 14a-8(f);
- the application of the 80-day requirement in rule 14a-8(j);
- opinions of counsel under rule 14a-8(j)(2)(iii); and
- processing matters relating to the availability of submitted materials and the mailing and public availability of our responses.

This bulletin includes a discussion of rule 14a-9 and its interaction with the operation of rule 14a-8. This discussion applies to our review of rule 14a-8 no-action requests only; it does not apply to other contexts, such as our review of disclosure contained in proxy statement filings and additional soliciting materials that may be considered materially false or misleading under rule 14a-9.

The references to "we," "our," and "us" are to the Division of Corporation Finance. You can find a copy of rule 14a-8 in Exchange Act Release No. 34-40018 (May 21, 1998), which is located on the Commission's website at www.sec.gov/rules/final/34-40018.htm. You can find a copy of SLB No. 14 on the Commission's website at www.sec.gov/interps/legal/cfslb14.htm. You can find a copy of SLB No. 14A on the Commission's website at www.sec.gov/interps/legal/cfslb14a.htm.

B. Under rule 14a-8(i)(3), when will the staff grant requests to exclude either all or part of a proposal or supporting statement based on false or misleading statements?

1. Rule 14a-8(i)(3)

Question 9 in rule 14a-8 reads, "If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?" Thirteen bases are then listed as answers to Question 9. The third basis, which is cited as rule 14a-8(i)(3), provides:

> *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy materials.

It is important to note that rule 14a-8(i)(3), unlike the other bases for exclusion under rule 14a-8, refers explicitly to the supporting statement as well as the proposal as a whole. Accordingly, companies have relied on rule 14a-8(i)(3) to exclude portions of the supporting statement, even if the balance of the proposal and the supporting statement may not be excluded. Companies have requested that the staff concur in the appropriateness of excluding statements in reliance on rule 14a-8(i)(3) for a number of reasons, including the following:

- *Vagueness* — Companies have argued that the proposal may be excluded in its entirety if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

- *Impugning Statements* — Companies have argued that they may exclude statements in a supporting statement because they fall within Note (b) to rule 14a-9, which states that "[m]aterial which directly or indirectly impugns character, integrity or personal reputation or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" is an example of "what, depending upon particular facts and circumstances, may be misleading within the meaning of [rule 14a-9]."

- *Irrelevant Statements* — Companies have argued that they may exclude statements in a supporting statement because they are irrelevant to the subject matter of the proposal being presented. It is argued that it is appropriate to exclude these statements because they mislead shareholders by making unclear the nature of the matter on which they are being asked to vote.

- *Opinions Presented as Fact* — Companies have argued that they may exclude statements in a supporting statement because they are presented as fact when they are the opinion of the shareholder proponent. It is argued that it is appropriate to exclude these statements because they are contrary to rule 14a-9 in that they may mislead shareholders into believing that the statements are fact and not opinion.

- *Statements Without Factual Support* — Companies have argued that they may exclude statements in a supporting statement because they are presented as fact, but do not cite to a source that proves that statement. It is argued that it is appropriate to exclude these statements because they are contrary to rule 14a-9 in that they may be false and misleading and should be accompanied by a citation to permit shareholders to assess the context in which the source presented the information.

As we noted in SLB No. 14, we spend an increasingly large portion of our time and resources each proxy season responding to no-action requests regarding asserted deficiencies in terms of clarity, relevance, or accuracy in proposals and supporting statements.

2. Our approach to rule 14a-8(i)(3) no-action requests

As we noted in SLB No. 14, there is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that comply generally with the substantive requirements of rule 14a-8, but contain some minor defects that could be corrected easily. Our intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false or misleading if a proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules.

3. The need to clarify our views under rule 14a-8(i)(3)

Unfortunately, our discussion of rule 14a-8(i)(3) in SLB No. 14 has caused the process for company objections and the staff's consideration of those objections to evolve well beyond its original intent. The discussion in SLB No. 14 has resulted in an unintended and unwarranted extension of rule 14a-8(i)(3), as many companies have begun to assert deficiencies in virtually every line of a proposal's supporting statement as a means to justify exclusion of the proposal in its entirety. Our consideration of those requests requires the staff to devote significant resources to editing the specific wording of proposals and, especially, supporting statements. During the last proxy season, nearly half the no-action requests we received asserted that the proposal or supporting statement was wholly or partially excludable under rule 14a-8(i)(3).

We believe that the staff's process of becoming involved in evaluating wording changes to proposals and/or supporting statements has evolved well beyond its original intent and resulted in an inappropriate extension of rule 14a-8(i)(3). In addition, we believe the process is neither appropriate under nor consistent with rule 14a-8(l)(2), which reads, "The company is not responsible for the contents of [the shareholder proponent's] proposal or supporting statement." Finally, we believe that current practice is not beneficial to participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8.

4. Clarification of our views regarding the application of rule 14a-8 (i)(3)

Accordingly, we are clarifying our views with regard to the application of rule 14a-8(i)(3). Specifically, because the shareholder proponent, and not the company, is responsible for the content of a proposal and its supporting statement, we do not believe that exclusion or modification under rule 14a-8(i)(3) is appropriate for much of the language in supporting statements to which companies have objected. Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:

- statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;
- the company demonstrates objectively that a factual statement is materially false or misleading;
- the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result; and
- substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

In this regard, rule 14a-8(i)(3) permits the company to exclude a proposal or a statement that is contrary to any of the proxy rules, including rule 14a-9, which prohibits *materially* false or misleading statements. Further, rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded. As such, the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is *materially* false or misleading.

C. What are common issues regarding companies' notices of defect(s)?

1. How should companies draft notices of defect(s)?

We put forth the following guidance in SLB No. 14 for companies to consider when drafting letters to notify shareholder proponents of eligibility or procedural defects:

- provide adequate detail about what the shareholder proponent must do to remedy the eligibility or procedural defect(s);
- although not required, consider including a copy of rule 14a-8 with the notice of defect(s);
- explicitly state that the shareholder proponent must transmit his or her response to the company's notice within 14 calendar days of receiving the notice of defect(s); and
- send the notification by a means that allows the company to determine when the shareholder proponent received the letter.

We believe that this guidance continues to be of significant benefit to companies, and we urge all companies to consider it when drafting notices of defect(s) under rule 14a-8.

2. Is there any further guidance to companies with regard to what their notices of defect(s) should state about demonstrating proof of the shareholder proponent's ownership?

Yes. If the company cannot determine whether the shareholder satisfies the rule 14a-8 minimum ownership requirements, the company should request that the shareholder provide proof of ownership that satisfies the requirements of rule 14a-8. The company should use language that tracks rule 14a-8(b), which states that the shareholder proponent "must" prove its eligibility by submitting:

- the shareholder proponent's written statement that he or she intends to continue holding the shares through the date of the company's annual or special meeting; and
- either:
    - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or
    - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

We have expressed the view consistently that a company does not meet its obligation to provide appropriate notice of defects in a shareholder proponent's proof of ownership where the company refers the shareholder proponent to rule 14a-8(b) but does not either:

- address the specific requirements of that rule in the notice; or
- attach a copy of rule 14a-8(b) to the notice.

D. What are the consequences if the staff denies a company's request for a waiver of rule 14a-8(j)'s 80-day requirement? Will the company have to wait 80 days to file its definitive proxy materials?

No, the company is not required to wait 80 days to file its definitive proxy materials. Rule 14a-8(j) provides that if the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j) also requires the company to simultaneously provide the shareholder proponent with a copy of its submission. The staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy if the company demonstrates "good cause" for missing the deadline. In that instance, the failure to comply with rule 14a-8(j) would not require the company to delay its filing date until the expiration of 80 days from the date that it submits its no-action request. The most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed.

There are instances in which the staff will not agree that a company has demonstrated good cause for failing to make its rule 14a-8 submission at least 80 days before the intended filing of its definitive proxy materials. In those instances, we generally will consider the bases upon which the company intends to exclude a proposal, as we believe that is an appropriate exercise of our responsibilities under rule 14a-8. When we advise such a company and the shareholder proponent of our views regarding the application of rule 14a-8 to the proposal, we also will advise them of our view that the company has not followed the appropriate procedure under rule 14a-8. As noted above, our response in that situation would not require the company to wait to file its proxy materials until 80 days after its rule 14a-8 submission. Companies that have not demonstrated good cause for failing to make a timely rule 14a-8 submission should be aware that, despite our expression of a view with regard to the application of the eligibility or substantive requirements of rule 14a-8 to a proposal, the filing of their definitive proxy materials before the expiration of the 80-day time period in that situation may not be in accordance with the procedural requirements of rule 14a-8. Further, companies should note that, in issuing such a response, we are making no determination as to the appropriateness of filing definitive proxy materials less than 80 days after the date of the rule 14a-8(j) submission.

We will consider the timeliness of a rule 14a-8 no-action request in determining whether to respond. We reserve the right to decline to respond to rule 14a-8 no-action requests if the company does not comply with the time frame in rule 14a-8(j).

E. When should companies and shareholder proponents provide a supporting opinion of counsel and what should counsel to companies and shareholder proponents consider in drafting such an opinion?

Rule 14a-8(i)(1) and rule 14a-8(i)(2) permit the company to exclude a proposal if it meets its burden of demonstrating that the proposal is improper under state law or that the proposal, if implemented, would cause the company to violate any state, federal, or foreign law to which it is subject. Rule 14a-8(i)(6) permits the company to exclude a proposal if it meets its burden of demonstrating that the company would lack the power or authority to implement the proposal. Rule 14a-8(j)(2)(iii) requires the company to provide the Commission with a supporting opinion of counsel when the asserted reasons for exclusion are based on matters of state or foreign law. In submitting such an opinion of counsel, the company and its counsel should consider whether the law underlying the opinion of counsel is unsettled or unresolved and, whenever possible, the opinion of counsel should cite relevant legislative authority or judicial precedents regarding the opinion of counsel.

Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement. If a company asserts either of these bases for exclusion in its rule 14a-8 submission, it expedites the staff's review and often assists the company in meeting its burden of demonstrating that it may exclude the proposal when the company provides a copy of the relevant contract, cites specific provisions of the contract that would be violated, and explains how implementation of the proposal would cause the company to breach its obligations under that contract. The submission also should provide a supporting opinion of counsel or indicate that the arguments advanced under state or foreign law constitute the opinion of counsel.

In analyzing an opinion of counsel that is submitted under rule 14a-8(j)(2)(iii), we consider whether counsel is licensed to practice law in the jurisdiction where the law is at issue. We also consider the extent to which the opinion makes assumptions about the operation of the proposal that are not called for by the language of the proposal. Shareholder proponents who wish to contest a company's reliance on an opinion of counsel as to matters of state or foreign law may, but are not required to, submit an opinion of counsel supporting their position.

F. What should companies and shareholder proponents know about how we process no-action requests?

1. Availability of materials provided to us

Commission rule 82, which can be found at 17 CFR § 200.82, reads as follows (citations are omitted):

> Materials filed with the Commission pursuant to rule 14a-8(d) under the Securities Exchange Act of 1934 [the predecessor of current rule 14a-8(j)], written communications related thereto received from any person, and each related no-action letter or other written communication issued by the staff of the Commission, shall be made available to any person upon request for inspection or copying.

In adopting rule 82, the Commission stated, "all materials required to be filed with the Commission pursuant to proxy rule 14a-8[j] will be considered public records of the Commission. [Rule 82] also provides for the public availability of written communications related to the materials filed pursuant to rule 14a-8[(j)] which may be voluntarily submitted by shareholder-proponents or other persons." See Exchange Act Release No. 9785 (September 22, 1972). As such, when a company submits a no-action request, we forward a copy of the request to the Commission's Public Reference Room immediately.

In order to ensure that the staff's process is fair to all parties, we base our determinations on the written materials provided to us. While we will respond to telephone questions from the company or the shareholder proponent regarding the status of a request, we do not discuss the substantive nature of any specific no-action request with either the company or the shareholder proponent. Therefore, we request that any additional information that the company or the shareholder proponent would like to provide be submitted to us and the other party in writing.

2. Availability of responses

After we have completed our review of a no-action request, we generally send our response to the request by mail to both the shareholder proponent who submitted the proposal and the company that submitted the request. In addition, we forward a copy of our response, along with the relevant correspondence, to the Commission's Public Reference Room at the time that we issue the response. Commercial databases that check the Public Reference Room routinely for new no-action responses issued by the Division often upload the responses to their systems. As a result, the company or the shareholder proponent often may find our response in the Public Reference Room or on a commercial database prior to their receipt of that response.

3. Facilitating prompt, consistent delivery of responses to companies and shareholder proponents

During the highest volume periods of the rule 14a-8 season, the mailing of our no-action responses may be delayed and the company and the shareholder proponent may not receive the copies that are sent by mail immediately after the issuance of our no-action response. As such, we may fax copies of our responses in order to ensure that shareholder proponents and companies are given timely responses and to avoid prejudicing either party unnecessarily in resolving disputes that may arise in connection with the rule 14a-8 no-action requests. When we have a fax number for both the company and the shareholder proponent, we will fax our response to each if we are unable to mail the response promptly; when we have a fax number for the company but not for the shareholder proponent, we will fax the response to the company where the company agrees to forward promptly our response to the shareholder proponent. It is important to note that the practice of faxing copies of our no-action responses is a courtesy and is not required by Commission rules.

In order to facilitate the prompt delivery of our responses by providing us as much contact information regarding the shareholder proponent as possible, companies should provide us with all relevant correspondence when submitting a no-action request. In this regard, our review is facilitated best when a company's correspondence with us includes the shareholder proposal, any cover letter that the shareholder proponent provided with the proposal, the shareholder's address and fax number, and any other correspondence the company has exchanged with the shareholder relating to the proposal.

G. Conclusion

We hope that this bulletin, along with SLB No. 14 and SLB No. 14A, helps you gain a better understanding of rule 14a-8, the no-action request process, and our views on some significant issues and questions that arise commonly during our review of rule 14a-8 no-action requests. We believe that these bulletins contain information that will assist in the efficient operation of the rule 14a-8 process for both companies and shareholders.

http://www.sec.gov/interps/legal/cfslb14b.htm

Division of Corporation Finance: Staff Legal Bulletin No. 14

Shareholder Proposals

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

Summary: This staff legal bulletin provides information for companies and shareholders on rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contact Person: For further information, please contact Jonathan Ingram, Michael Coco, Lillian Cummins or Keir Gumbs at (202) 942-2900.

Note: This bulletin is also available in MS Word and PDF (Adobe Acrobat) formats for ease in printing.

➤ Download Staff Legal Bulletin 14 (Word) now (file size: approx. 239 KB)

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A. What is the purpose of this bulletin?

The Division of Corporation Finance processes hundreds of rule 14a-8 no-action requests each year. We believe that companies and shareholders may benefit from information that we can provide based on our experience in processing these requests. Therefore, we prepared this bulletin in order to

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8; and
- suggest ways in which both companies and shareholders can facilitate

our review of no-action requests.

Because the substance of each proposal and no-action request differs, this bulletin primarily addresses procedural matters that are common to companies and shareholders. However, we also discuss some substantive matters that are of interest to companies and shareholders alike.

We structured this bulletin in a question and answer format so that it is easier to understand and we can more easily respond to inquiries regarding its contents. The references to "we," "our" and "us" are to the Division of Corporation Finance. You can find a copy of rule 14a-8 in Release No. 34-40018, dated May 21, 1998, which is located on the Commission's website at www.sec.gov/rules/final/34-40018.htm.

B. Rule 14a-8 and the no-action process

1. What is rule 14a-8?

Rule 14a-8 provides an opportunity for a shareholder owning a relatively small amount of a company's securities to have his or her proposal placed alongside management's proposals in that company's proxy materials for presentation to a vote at an annual or special meeting of shareholders. It has become increasingly popular because it provides an avenue for communication between shareholders and companies, as well as among shareholders themselves. The rule generally requires the company to include the proposal unless the shareholder has not complied with the rule's procedural requirements or the proposal falls within one of the 13 substantive bases for exclusion described in the table below.

Substantive Basis	Description
Rule 14a-8(i)(1)	The proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.
Rule 14a-8(i)(2)	The proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject.
Rule 14a-8(i)(3)	The proposal or supporting statement is contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.
Rule 14a-8(i)(4)	The proposal relates to the redress of a personal claim or grievance against the company or any other person, or is designed to result in a benefit to the shareholder, or to further a personal interest, which is not shared by the other shareholders at large.
Rule 14a-8(i)(5)	The proposal relates to operations that account for less than 5% of the company's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.
Rule 14a-8(i)(6)	The company would lack the power or authority to implement the proposal.
Rule 14a-8(i)(7)	The proposal deals with a matter relating to the company's

	ordinary business operations.
Rule 14a-8(i)(8)	The proposal relates to an election for membership on the company's board of directors or analogous governing body.
Rule 14a-8(i)(9)	The proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.
Rule 14a-8(i)(10)	The company has already substantially implemented the proposal.
Rule 14a-8(i)(11)	The proposal substantially duplicates another proposal previously submitted to the company by another shareholder that will be included in the company's proxy materials for the same meeting.
Rule 14a-8(i)(12)	The proposal deals with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials within a specified time frame and did not receive a specified percentage of the vote. Please refer to questions and answers F.2, F.3 and F.4 for more complete descriptions of this basis.
Rule 14a-8(i)(13)	The proposal relates to specific amounts of cash or stock dividends.

2. How does rule 14a-8 operate?

The rule operates as follows:

- the shareholder must provide a copy of his or her proposal to the company by the deadline imposed by the rule;
- if the company intends to exclude the proposal from its proxy materials, it must submit its reason(s) for doing so to the Commission and simultaneously provide the shareholder with a copy of that submission. This submission to the Commission of reasons for excluding the proposal is commonly referred to as a no-action request;
- the shareholder may, but is not required to, submit a reply to us with a copy to the company; and
- we issue a no-action response that either concurs or does not concur in the company's view regarding exclusion of the proposal.

3. What are the deadlines contained in rule 14a-8?

Rule 14a-8 establishes specific deadlines for the shareholder proposal process. The following table briefly describes those deadlines.

120 days before the release date disclosed in the previous year's proxy statement	Proposals for a regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the release date of the previous year's annual meeting proxy statement. Both the release date and the deadline for receiving rule 14a-8 proposals for the next annual meeting should be identified in that proxy statement.

14-day notice of defect(s)/response to notice of defect (s)	If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8, generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.
80 days before the company files its definitive proxy statement and form of proxy	If a company intends to exclude a proposal from its proxy materials, it must submit its no-action request to the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission unless it demonstrates "good cause" for missing the deadline. In addition, a company must simultaneously provide the shareholder with a copy of its no-action request.
30 days before the company files its definitive proxy statement and form of proxy	If a proposal appears in a company's proxy materials, the company may elect to include its reasons as to why shareholders should vote against the proposal. This statement of reasons for voting against the proposal is commonly referred to as a statement in opposition. Except as explained in the box immediately below, the company is required to provide the shareholder with a copy of its statement in opposition no later than 30 calendar days before it files its definitive proxy statement and form of proxy.
Five days after the company has received a revised proposal	If our no-action response provides for shareholder revision to the proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, the company must provide the shareholder with a copy of its statement in opposition no later than five calendar days after it receives a copy of the revised proposal.

In addition to the specific deadlines in rule 14a-8, our informal procedures often rely on timely action. For example, if our no-action response requires that the shareholder revise the proposal or supporting statement, our response will afford the shareholder seven calendar days from the date of receiving our response to provide the company with the revisions. In this regard, please refer to questions and answers B.12.a and B.12.b.

4. What is our role in the no-action process?

Our role begins when we receive a no-action request from a company. In these no-action requests, companies often assert that a proposal is excludable under one or more parts of rule 14a-8. We analyze each of the bases for exclusion that a company asserts, as well as any arguments that the shareholder chooses to set forth, and determine whether we concur in the company's view.

The Division of Investment Management processes rule 14a-8 no-action requests submitted by registered investment companies and business development companies.

Rule 14a-8 no-action requests submitted by registered investment companies and business development companies, as well as shareholder responses to those requests, should be sent to

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

All other rule 14a-8 no-action requests and shareholder responses to those requests should be sent to

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

5. What factors do we consider in determining whether to concur in a company's view regarding exclusion of a proposal from the proxy statement?

The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company. We analyze the prior no-action letters that a company and a shareholder cite in support of their arguments and, where appropriate, any applicable case law. We also may conduct our own research to determine whether we have issued additional letters that support or do not support the company's and shareholder's positions. Unless a company has demonstrated that it is entitled to exclude a proposal, we will not concur in its view that it may exclude that proposal from its proxy materials.

6. Do we base our determinations solely on the subject matter of the proposal?

No. We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter. The following chart illustrates this point by showing that variations in the language of a proposal, or different bases cited by a company, may result in different responses.

As shown below, the first and second examples deal with virtually identical proposals, but the different company arguments resulted in different responses. In the second and third examples, the companies made similar arguments, but differing language in the proposals resulted in different responses.

Company	Proposal	Bases for exclusion that the company cited	Date of our response	Our response
PG&E Corp.	Adopt a policy that	Rule 14a-8(b) only	Feb. 21, 2000	We did not concur in PG&E's view

	independent directors are appointed to the audit, compensation and nomination committees.			that it could exclude the proposal. PG&E did not demonstrate that the shareholder failed to satisfy the rule's minimum ownership requirements. PG&E included the proposal in its proxy materials.
PG&E Corp.	Adopt a bylaw that independent directors are appointed for all future openings on the audit, compensation and nomination committees.	Rule 14a-8(i)(6) only	Jan. 22, 2001	We concurred in PG&E's view that it could exclude the proposal. PG&E demonstrated that it lacked the power or authority to implement the proposal. PG&E did not include the proposal in its proxy materials.
General Motors Corp.	Adopt a bylaw requiring a *transition to* independent directors for each seat on the audit, compensation and nominating committees as openings occur (emphasis added).	Rules 14a-8(i)(6) and 14a-8(i)(10)	Mar. 22, 2001	We did not concur in GM's view that it could exclude the proposal. GM did not demonstrate that it lacked the power or authority to implement the proposal or that it had substantially implemented the proposal. GM included the proposal in its proxy materials.

7. Do we judge the merits of proposals?

No. We have no interest in the merits of a particular proposal. Our concern is that shareholders receive full and accurate information about all proposals that are, or should be, submitted to them under rule 14a-8.

8. Are we required to respond to no-action requests?

No. Although we are not required to respond, we have, as a convenience to both companies and shareholders, engaged in the informal practice of expressing our enforcement position on these submissions through the issuance of no-action responses. We do this to assist both companies and shareholders in complying with the proxy rules.

9. Will we comment on the subject matter of pending litigation?

No. Where the arguments raised in the company's no-action request are before a court of law, our policy is not to comment on those arguments. Accordingly, our no-action response will express no view with respect to the company's intention to exclude the proposal from its proxy materials.

10. How do we respond to no-action requests?

We indicate either that there appears to be some basis for the company's view that it may exclude the proposal or that we are unable to concur in the company's view that it may exclude the proposal. Because the company submits the no-action request, our response is addressed to the company. However, at the time we respond to a no-action request, we provide all related correspondence to both the company and the shareholder. These materials are available in the Commission's Public Reference Room and on commercially available, external databases.

11. What is the effect of our no-action response?

Our no-action responses only reflect our informal views regarding the application of rule 14a-8. We do not claim to issue "rulings" or "decisions" on proposals that companies indicate they intend to exclude, and our determinations do not and cannot adjudicate the merits of a company's position with respect to a proposal. For example, our decision not to recommend enforcement action does not prohibit a shareholder from pursuing rights that he or she may have against the company in court should management exclude a proposal from the company's proxy materials.

12. What is our role after we issue our no-action response?

Under rule 14a-8, we have a limited role after we issue our no-action response. In addition, due to the large number of no-action requests that we receive between the months of December and February, the no-action process must be efficient. As described in answer B.2, above, rule 14a-8 envisions a structured process under which the company submits the request, the shareholder may reply and we issue our response. When shareholders and companies deviate from this structure or are unable to resolve differences, our time and resources are diverted and the process breaks down. Based on our experience, this most often occurs as a result of friction between companies and shareholders and their inability to compromise. While we are always available to facilitate the fair and efficient application of the rule, the operation of the rule, as well as the no-action process, suffers when our role changes from an issuer of responses to an arbiter of disputes. The following questions and answers are examples of how we view our limited role after issuance of our no-action response.

a. If our no-action response affords the shareholder additional time to provide documentation of ownership or revise the proposal, but the company does not believe that the documentation or revisions comply with our no-action response, should the company submit a new no-action request?

No. For example, our no-action response may afford the shareholder seven days to provide documentation demonstrating that he or she satisfies the minimum ownership requirements contained in rule 14a-8(b). If the shareholder provides the required documentation eight days after receiving our no-action response, the company should not submit a new no-action request in order to exclude the proposal. Similarly, if we indicate in our response that the shareholder must provide factual support for a sentence in the supporting statement, the company and the shareholder should work together to determine whether the revised sentence contains appropriate factual support.

b. If our no-action response affords the shareholder an additional seven days to provide documentation of ownership or revise the proposal, who should keep track of when the seven-day period begins to run?

When our no-action response gives a shareholder time, it is measured from the date the shareholder receives our response. As previously noted in answer B.10, we send our response to both the company and the shareholder. However, the company is responsible for determining when the seven-day period begins to run. In order to avoid controversy, the company should forward a copy of our response to the shareholder by a means that permits the company to prove the date of receipt.

13. Does rule 14a-8 contemplate any other involvement by us after we issue a no-action response?

Yes. If a shareholder believes that a company's statement in opposition is materially false or misleading, the shareholder may promptly send a letter to us and the company explaining the reasons for his or her view, as well as a copy of the proposal and statement in opposition. Just as a company has the burden of demonstrating that it is entitled to exclude a proposal, a shareholder should, to the extent possible, provide us with specific factual information that demonstrates the inaccuracy of the company's statement in opposition. We encourage shareholders and companies to work out these differences before contacting us.

14. What must a company do if, before we have issued a no-action response, the shareholder withdraws the proposal or the company decides to include the proposal in its proxy materials?

If the company no longer wishes to pursue its no-action request, the company should provide us with a letter as soon as possible withdrawing its no-action request. This allows us to allocate our resources to other pending requests. The company should also provide the shareholder with a copy of the withdrawal letter.

15. If a company wishes to withdraw a no-action request, what information should its withdrawal letter contain?

In order for us to process withdrawals efficiently, the company's letter should contain

- a statement that either the shareholder has withdrawn the proposal or the company has decided to include the proposal in its proxy

- if the shareholder has withdrawn the proposal, a copy of the shareholder's signed letter of withdrawal, or some other indication that the shareholder has withdrawn the proposal;

- if there is more than one eligible shareholder, the company must provide documentation that all of the eligible shareholders have agreed to withdraw the proposal;

- if the company has agreed to include a revised version of the proposal in its proxy materials, a statement from the shareholder that he or she accepts the revisions; and

- an affirmative statement that the company is withdrawing its no-action request.

C. Questions regarding the eligibility and procedural requirements of the rule

Rule 14a-8 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. Below, we address some of the common questions that arise regarding these requirements.

1. To be eligible to submit a proposal, rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.

a. How do you calculate the market value of the shareholder's securities?

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

b. What type of security must a shareholder own to be eligible to

submit a proposal?

A shareholder must own company securities entitled to be voted on the proposal at the meeting.

Example

> **A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?**
>
> Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

d. Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?

Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

2. In order for a proposal to be eligible for inclusion in a company's proxy materials, rule 14a-8(d) requires that the proposal, including any accompanying supporting statement, not exceed 500 words. The following questions and answers address issues regarding the 500-word limitation.

a. May a company count the words in a proposal's "title" or "heading" in determining whether the proposal exceeds the 500-word limitation?

Any statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement. Therefore, any "title" or "heading" that meets this test may be counted toward the 500-word limitation.

b. Does referencing a website address in the proposal or supporting statement violate the 500-word limitation of rule 14a-8(d)?

No. Because we count a website address as one word for purposes of the 500-word limitation, we do not believe that a website address raises the concern that rule 14a-8(d) is intended to address. However, a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. In this regard, please refer to question and answer F.1.

3. Rule 14a-8(e)(2) requires that proposals for a regularly scheduled annual meeting be received at the company's principal executive offices by a date not less than 120 calendar days before the date of

the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The following questions and answers address a number of issues that come up in applying this provision.

a. How do we interpret the phrase "before the date of the company's proxy statement released to shareholders?"

We interpret this phrase as meaning the approximate date on which the proxy statement and form of proxy were first sent or given to shareholders. For example, if a company having a regularly scheduled annual meeting files its definitive proxy statement and form of proxy with the Commission dated April 1, 2001, but first sends or gives the proxy statement to shareholders on April 15, 2001, as disclosed in its proxy statement, we will refer to the April 15, 2001 date as the release date. The company and shareholders should use April 15, 2001 for purposes of calculating the 120-day deadline in rule 14a-8(e)(2).

b. How should a company that is planning to have a regularly scheduled annual meeting calculate the deadline for submitting proposals?

The company should calculate the deadline for submitting proposals as follows:

- start with the release date disclosed in the previous year's proxy statement;
- increase the year by one; and
- count back 120 calendar days.

Examples

If a company is planning to have a regularly scheduled annual meeting in May of 2003 and the company disclosed that the release date for its 2002 proxy statement was April 14, 2002, how should the company calculate the deadline for submitting rule 14a-8 proposals for the company's 2003 annual meeting?

- The release date disclosed in the company's 2002 proxy statement was April 14, 2002.
- Increasing the year by one, the day to begin the calculation is April 14, 2003.
- "Day one" for purposes of the calculation is April 13, 2003.
- "Day 120" is December 15, 2002.
- The 120-day deadline for the 2003 annual meeting is December 15, 2002.
- A rule 14a-8 proposal received after December 15, 2002 would be untimely.

If the 120th calendar day before the release date disclosed in the previous year's proxy statement is a Saturday, Sunday or federal holiday, does this change the deadline for receiving

rule 14a-8 proposals?

No. The deadline for receiving rule 14a-8 proposals is always the 120th calendar day before the release date disclosed in the previous year's proxy statement. Therefore, if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statement, and rule 14a-8 proposals received after business reopens would be untimely.

c. How does a shareholder know where to send his or her proposal?

The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

d. How does a shareholder know if his or her proposal has been received by the deadline?

A shareholder should submit a proposal by a means that allows him or her to determine when the proposal was received at the company's principal executive offices.

4. Rule 14a-8(h)(1) requires that the shareholder or his or her qualified representative attend the shareholders' meeting to present the proposal. Rule 14a-8(h)(3) provides that a company may exclude a shareholder's proposals for two calendar years if the company included one of the shareholder's proposals in its proxy materials for a shareholder meeting, neither the shareholder nor the shareholder's qualified representative appeared and presented the proposal and the shareholder did not demonstrate "good cause" for failing to attend the meeting or present the proposal. The following questions and answers address issues regarding these provisions.

a. Does rule 14a-8 require a shareholder to represent in writing before the meeting that he or she, or a qualified representative, will attend the shareholders' meeting to present the proposal?

No. The Commission stated in Release No. 34-20091 that shareholders are no longer required to provide the company with a written statement of intent to appear and present a shareholder proposal. The Commission eliminated this requirement because it "serve[d] little purpose" and only encumbered shareholders. We, therefore, view it as inappropriate for companies to solicit this type of written statement from shareholders for purposes of rule 14a-8. In particular, we note that shareholders who are unfamiliar with the proxy rules may be misled, even unintentionally, into believing that a written statement of intent is required.

b. What if a shareholder provides an unsolicited, written statement that neither the shareholder nor his or her qualified representative will attend the meeting to present the proposal? May the company exclude the proposal under this circumstance?

Yes. Rule 14a-8(i)(3) allows companies to exclude proposals that are contrary to the proxy rules, including rule 14a-8(h)(1). If a shareholder voluntarily provides a written statement evidencing his or her intent to act contrary to rule 14a-8(h)(1), rule 14a-8(i)(3) may serve as a basis for the company to exclude the proposal.

c. If a company demonstrates that it is entitled to exclude a proposal under rule 14a-8(h)(3), can the company request that we issue a no-action response that covers both calendar years?

Yes. For example, assume that, without "good cause," neither the shareholder nor the shareholder's representative attended the company's 2001 annual meeting to present the shareholder's proposal, and the shareholder then submits a proposal for inclusion in the company's 2002 proxy materials. If the company seeks to exclude the 2002 proposal under rule 14a-8(h)(3), it may concurrently request forward-looking relief for any proposal(s) that the shareholder may submit for inclusion in the company's 2003 proxy materials. If we grant the company's request and the company receives a proposal from the shareholder in connection with the 2003 annual meeting, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal from its proxy materials for that meeting. Although we will retain that notice in our records, we will not issue a no-action response.

5. In addition to rule 14a-8(h)(3), are there any other circumstances in which we will grant forward-looking relief to a company under rule 14a-8?

Yes. Rule 14a-8(i)(4) allows companies to exclude a proposal if it relates to the redress of a personal claim or grievance against the company or any other person or is designed to result in a benefit to the shareholder, or to further a personal interest, that is not shared by the other shareholders at large. In rare circumstances, we may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance. As in answer C.4.c, above, if we grant this relief, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal(s) from its proxy materials. Although will retain that notice in our records, we will not issue a no-action response.

6. What must a company do in order to exclude a proposal that fails to comply with the eligibility or procedural requirements of the rule?

If a shareholder fails to follow the eligibility or procedural requirements of rule 14a-8, the rule provides procedures for the company to follow if it wishes to exclude the proposal. For example, rule 14a-8(f) provides that a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if

- within 14 calendar days of receiving the proposal, it provides the shareholder with written notice of the defect(s), including the time frame for responding; and

- the shareholder fails to respond to this notice within 14 calendar days of receiving the notice of the defect(s) or the shareholder timely responds but does not cure the eligibility or procedural defect(s).

Section G.3 - Eligibility and Procedural Issues, below, contains information that companies may want to consider in drafting these notices. If the shareholder does not timely respond or remedy the defect(s) and the company intends to exclude the proposal, the company still must submit, to us and to the shareholder, a copy of the proposal and its reasons for excluding the proposal.

a. Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent.

b. Should companies instruct shareholders to respond to the notice of defect(s) by a specified date rather than indicating that shareholders have 14 calendar days after receiving the notice to respond?

No. Rule 14a-8(f) provides that shareholders must respond within 14 calendar days of receiving notice of the alleged eligibility or procedural defect (s). If the company provides a specific date by which the shareholder must submit his or her response, it is possible that the deadline set by the company will be shorter than the 14-day period required by rule 14a-8(f). For example, events could delay the shareholder's receipt of the notice. As such, if a company sets a specific date for the shareholder to respond and that date does not result in the shareholder having 14 calendar days after receiving the notice to respond, we do not believe that the company may rely on rule 14a-8(f) to exclude the proposal.

c. Are there any circumstances under which a company does not have to provide the shareholder with a notice of defect(s)? For example, what should the company do if the shareholder indicates that he or she does not own at least $2,000 in market value, or 1%, of the company's securities?

The company does not need to provide the shareholder with a notice of defect(s) if the defect(s) cannot be remedied. In the example provided in the question, because the shareholder cannot remedy this defect after the fact, no notice of the defect would be required. The same would apply, for example, if

- the shareholder indicated that he or she had owned securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal;
- the shareholder indicated that he or she did not own securities entitled to be voted on the proposal at the meeting;

- the shareholder failed to submit a proposal by the company's properly determined deadline; or

- the shareholder, or his or her qualified representative, failed to attend the meeting or present one of the shareholder's proposals that was included in the company's proxy materials during the past two calendar years.

In all of these circumstances, the company must still submit its reasons regarding exclusion of the proposal to us and the shareholder. The shareholder may, but is not required to, submit a reply to us with a copy to the company.

D. Questions regarding the inclusion of shareholder names in proxy statements

1. If the shareholder's proposal will appear in the company's proxy statement, is the company required to disclose the shareholder's name?

No. A company is not required to disclose the identity of a shareholder proponent in its proxy statement. Rather, a company can indicate that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. May a shareholder request that the company not disclose his or her name in the proxy statement?

Yes. However, the company has the discretion not to honor the request. In this regard, if the company chooses to include the shareholder proponent's name in the proxy statement, rule 14a-8(l)(1) requires that the company also include that shareholder proponent's address and the number of the company's voting securities that the shareholder proponent holds.

3. If a shareholder includes his or her e-mail address in the proposal or supporting statement, may the company exclude the e-mail address?

Yes. We view an e-mail address as equivalent to the shareholder proponent's name and address and, under rule 14a-8(l)(1), a company may exclude the shareholder's name and address from the proxy statement.

E. Questions regarding revisions to proposals and supporting statements

In this section, we first discuss the purpose for allowing shareholders to revise portions of a proposal and supporting statement. Second, we express our views with regard to revisions that a shareholder makes to his or her proposal before we receive a company's no-action request, as well as during the course of our review of a no-action request. Finally, we address the circumstances under which our responses may allow shareholders to make revisions to their proposals and supporting statements.

1. Why do our no-action responses sometimes permit shareholders

to make revisions to their proposals and supporting statements?

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

Despite the intentions underlying our revisions practice, we spend an increasingly large portion of our time and resources each proxy season responding to no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance. This is not beneficial to all participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8 that are matters of interest to companies and shareholders alike. Therefore, when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading.

2. If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?

No, but it *may* accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under

- rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting; and
- rule 14a-8(e), which imposes a deadline for submitting shareholder proposals.

3. If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, must the company address those revisions?

No, but it *may* address the shareholder's revisions. We base our no-action response on the proposal included in the company's no-action request. Therefore, if the company indicates in a letter to us and the shareholder that it acknowledges and accepts the shareholder's changes, we will base our response on the revised proposal. Otherwise, we will base our response on the proposal contained in the company's original no-action request. Again, it is important for shareholders to note that, depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both.

4. If the shareholder decides to make revisions to his or her proposal

after the company has submitted its no-action request, should the shareholder provide a copy of the revisions to us?

Yes. All shareholder correspondence relating to the no-action request should be sent to us and the company. However, under rule 14a-8, no-action requests and shareholder responses to those requests are submitted to us. The proposals themselves are not submitted to us. Because proposals are submitted to companies for inclusion in their proxy materials, we will not address revised proposals unless the company chooses to acknowledge the changes.

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

Basis	Type of revision that we may permit
Rule 14a-8(i)(1)	When a proposal would be binding on the company if approved by shareholders, we may permit the shareholder to revise the proposal to a recommendation or request that the board of directors take the action specified in the proposal.
Rule 14a-8(i)(2)	If implementing the proposal would require the company to breach existing contractual obligations, we may permit the shareholder to revise the proposal so that it applies only to the company's future contractual obligations.
Rule 14a-8(i)(3)	If the proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.
Rule 14a-8(i)(6)	Same as rule 14a-8(i)(2), above.
Rule 14a-8(i)(7)	If it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification.
Rule 14a-8(i)(8)	If implementing the proposal would disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming shareholder meeting, we may permit the shareholder to revise the proposal so that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming shareholder meeting.
Rule 14a-8(i)(9)	Same as rule 14a-8(i)(8), above.

F. Other questions that arise under rule 14a-8

1. May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?

Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under rule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

2. Rule 14a-8(i)(12) provides a basis for a company to exclude a proposal dealing with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials. How does rule 14a-8(i)(12) operate?

Rule 14a-8(i)(12) operates as follows:

a. First, the company should look back three calendar years to see if it previously included a proposal or proposals dealing with substantially the same subject matter. If it has not, rule 14a-8(i)(12) is not available as a basis to exclude a proposal from this year's proxy materials.

b. If it has, the company should then count the number of times that a proposal or proposals dealing with substantially the same subject matter was or were included over the preceding five calendar years.

c. Finally, the company should look at the percentage of the shareholder that a proposal dealing with substantially the same subject matter received the last time it was included.

- If the company included a proposal dealing with substantially the same subject matter only once in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(i) if it received less than 3% of the vote the last time that it was voted on.

- If the company included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(ii) if it received less than 6% of the vote the last time that it was voted on.

- If the company included a proposal or proposals dealing with substantially the same subject matter three or more times in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(iii) if it received less than 10% of the vote the last time that it was voted on.

3. Rule 14a-8(i)(12) refers to calendar years. How do we interpret calendar years for this purpose?

Because a calendar year runs from January 1 through December 31, we do not look at the specific dates of company meetings. Instead, we look at the calendar year in which a meeting was held. For example, a company scheduled a meeting for April 25, 2002. In looking back three calendar years to determine if it previously had included a proposal or proposals dealing with substantially the same subject matter, any meeting held in calendar years 1999, 2000 or 2001 - which would include any meetings held between January 1, 1999 and December 31, 2001 - would be relevant under rule 14a-8(i)(12).

Examples

A company receives a proposal for inclusion in its 2002 proxy materials dealing with substantially the same subject matter as proposals that were voted on at the following shareholder meetings:

Calendar Year	1997	1998	1999	2000	2001	2002	2003
Voted on?	Yes	No	No	Yes	No	-	-
Percentage	4%	N/A	N/A	4%	N/A	-	-

May the company exclude the proposal from its 2002 proxy materials in reliance on rule 14a-8(i)(12)?

Yes. The company would be entitled to exclude the proposal under rule 14a-8(i)(12)(ii). First, calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is within the prescribed three calendar years. Second, the company included proposals dealing with substantially the same subject matter twice within the preceding five calendar years, specifically, in 1997 and 2000. Finally, the proposal received less than 6% of the vote on its last submission to shareholders in 2000. Therefore, rule 14a-8(i)(12)(ii), which permits exclusion when a company has included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years and that proposal received less than 6% of the shareholder vote the last time it was voted on, would serve as a basis for excluding the proposal.

If the company excluded the proposal from its 2002 proxy materials and then received an identical proposal for inclusion in its 2003 proxy materials, may the company exclude the proposal from its 2003 proxy materials in reliance on rule 14a-8(i)(12)?

No. Calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is still within the prescribed three calendar years. However, 2000 was the only time within the preceding five calendar years that the company included a proposal dealing with substantially the same subject matter, and it received more than 3% of the vote at the 2000 meeting. Therefore, the company would not be entitled to exclude the proposal under rule 14a-8(i)(12)(i).

4. How do we count votes under rule 14a-8(i)(12)?

Only votes for and against a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions and broker non-votes are not included in this calculation.

Example

A proposal received the following votes at the company's last annual meeting:

- **5,000 votes for the proposal;**
- **3,000 votes against the proposal;**
- **1,000 broker non-votes; and**
- **1,000 abstentions.**

How is the shareholder vote of this proposal calculated for purposes of rule 14a-8(i)(12)?

This percentage is calculated as follows:

$$\frac{\text{Votes for the Proposal}}{(\text{Votes Against the Proposal} + \text{Votes for the Proposal})} = \text{Voting Percentage}$$

Applying this formula to the facts above, the proposal received 62.5% of the vote.

$$\frac{5{,}000}{3{,}000 + 5{,}000} = .625$$

G. How can companies and shareholders facilitate our processing of no-action requests or take steps to avoid the submission of no-action requests?

Eligibility and procedural issues

1. Before submitting a proposal to a company, a shareholder should look in the company's most recent proxy statement to find the deadline for submitting rule 14a-8 proposals. To avoid exclusion on the basis of untimeliness, a shareholder should submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices.

2. A shareholder who intends to submit a written statement from the record holder of the shareholder's securities to verify continuous ownership of the securities should contact the record holder before submitting a proposal to ensure that the record holder will provide the written statement and knows how to provide a written statement that will satisfy the requirements of rule 14a-8(b).

3. Companies should consider the following guidelines when drafting a letter to notify a shareholder of perceived eligibility or procedural defects:

- provide adequate detail about what the shareholder must do to remedy all eligibility or procedural defects;

- although not required, consider including a copy of rule 14a-8 with the notice of defect(s);
- explicitly state that the shareholder must respond to the company's notice within 14 calendar days of receiving the notice of defect(s); and
- send the notification by a means that allows the company to determine when the shareholder received the letter.

4. Rule 14a-8(f) provides that a shareholder's response to a company's notice of defect(s) must be postmarked, or transmitted electronically, no later than 14 days from the date the shareholder received the notice of defect(s). Therefore, a shareholder should respond to the company's notice of defect(s) by a means that allows the shareholder to demonstrate when he or she responded to the notice.

5. Rather than waiting until the deadline for submitting a no-action request, a company should submit a no-action request as soon as possible after it receives a proposal and determines that it will seek a no-action response.

6. Companies that will be submitting multiple no-action requests should submit their requests individually or in small groups rather than waiting and sending them all at once. We receive the heaviest volume of no-action requests between December and February of each year. Therefore, we are not able to process no-action requests as quickly during this period. Our experience shows that we often receive 70 to 80 no-action requests a week during our peak period and, at most, we can respond to 30 to 40 requests in any given week. Therefore, companies that wait until December through February to submit all of their requests will have to wait longer for a response.

7. Companies should provide us with all relevant correspondence when submitting the no-action request, including the shareholder proposal, any cover letter that the shareholder provided with the proposal, the shareholder's address and any other correspondence the company has exchanged with the shareholder relating to the proposal. If the company provided the shareholder with notice of a perceived eligibility or procedural defect, the company should include a copy of the notice, documentation demonstrating when the company notified the shareholder, documentation demonstrating when the shareholder received the notice and any shareholder response to the notice.

8. If a shareholder intends to reply to the company's no-action request, he or she should try to send the reply as soon as possible after the company submits its no-action request.

9. Both companies and shareholders should promptly forward to each other copies of all correspondence that is provided to us in connection with no-action requests.

10. Due to the significant volume of no-action requests and phone calls we receive during the proxy season, companies should limit their calls to us regarding the status of their no-action request.

11. Shareholders who write to us to object to a company's statement in opposition to the shareholder's proposal also should provide us with copies of the proposal as it will be printed in the company's proxy statement and the company's proposed statement in opposition.

Substantive issues

1. When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1).

2. When drafting a proposal, shareholders should consider what actions are within a company's power or authority. Proposals often request or require action by the company that would violate law or would not be within the power or authority of the company to implement.

3. When drafting a proposal, shareholders should consider whether the proposal would require the company to breach existing contracts. In our experience, we have found that proposals that would result in the company breaching existing contractual obligations face a much greater likelihood of being excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both. This is because implementing the proposals may require the company to violate law or may not be within the power or authority of the company to implement.

4. In drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact. To this end, shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate.

5. Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue. Shareholders who wish to contest a company's reliance on a legal opinion as to matters of state or foreign law should, but are not required to, submit an opinion of counsel supporting their position.

H. Conclusion

Whether or not you are familiar with rule 14a-8, we hope that this bulletin helps you gain a better understanding of the rule, the no-action request process and our views on some issues and questions that commonly arise during our review of no-action requests. While not exhaustive, we believe that the bulletin contains information that will assist both companies and shareholders in ensuring that the rule operates more effectively. Please contact us with any questions that you may have regarding information contained in the bulletin.

http://www.sec.gov/interps/legal/cfslb14.htm

 Modified: 02/04/2002

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General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You

must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

   i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

   ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

      A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

      B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

      C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759,

Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

   2. If the company holds it shareholder meeting in whole or in part via electronic media,

and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not

otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;
11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;
12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;
    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and
13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?
    1. If the company intends to exclude a proposal from its proxy materials, it must file its

reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

   Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

   1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

   2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

   2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule

14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

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EXHIBIT C

Proponent's 9/17/04 Letter and the Additional Proposal

MARLIN CAPITAL CORP.
875 N. MICHIGAN AVE., SUITE 3412
CHICAGO, ILLINOIS 60611

(312) 705-9003

MARK G. EGAN
PRESIDENT

General Counsel/Corporate Secretary
Downey Financial Corp.
3501 Jamboree Road
Newport Beach, CA 92660

September 17, 2004

Dear Mr./Mrs. Secretary,

I am writing to ensure that the following proposal is included in Downey's proxy statement relating to the 2005 annual meeting. This proposal is in addition to the previous two that were submitted August 30, 2004. My qualification in making this request is that I have owned in excess of 100,000 shares of Downey common stock since 1984.

Proposal: The Board of Directors (the "Board") are to adopt a policy of nominating independent directors who, if elected by the shareholders, would constitute two-thirds of the Board. For purposes of this proposal, the term "Independent Director" shall mean a director who:

- has not been employed by the Company in an executive capacity;
- is not affiliated with a company that is, an advisor or consultant to the Company, or a significant customer or supplier of the Company;
- has no personal service contract(s) with the Company or the Company's senior management;
- is not affiliated with a not-for-profit entity that receives significant contributions from the Company;
- within the last five years, has not had any business relationship with the Company that the Company has been required to disclose under the Securities and Exchange Commission disclosure regulations;
- is not employed by a public company at which an executive officer of the Company serves as a director;
- has not had a relationship of the sort described above with any affiliate of the Company; and
- is not a member of the family of any person described above.

Rationale: This proposal seeks to establish a level of independence that we believe will promote clear and objective decision-making in the best interest of all shareholders. The above resolution is based on a definition of director independence that was developed by the Council of Institutional Investors, an organization of more than 130 pension funds with over $2 trillion in assets. The Council of Institutional Investors believes that "an independent director is someone whose only

MARLIN CAPITAL CORP.
875 N. MICHIGAN AVE., SUITE 3412
CHICAGO, ILLINOIS 60611
(312) 705-9003

MARK G. EGAN
PRESIDENT

nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship."

Leading business organizations such as the National Association of Corporate Directors' Blue Ribbon Commission on Director Professionalism have supported requiring a substantial majority of independent directors. According to the Business Roundtable's Principles of Corporate Governance, "a substantial majority of directors of the board of a publicly owned corporation should be independent of management." The Conference Board's Commission on Public Trust and Private Enterprise states: "Boards must be composed of qualified individuals, a substantial majority of whom are free from disqualifying conflicts of interest."

In our estimation, fewer than half of the Company's directors meet the proposed standard of independence. By the standards outlined above, at least five of Downey's nine directors appear not to qualify, with the remaining four unknown. Whatever the actual number, requiring that at least two-thirds of the Board be independent by the standards defined above is the right thing to do for the shareholders of the Company.

Sincerely,

Mark G. Egan
cc: Maurice L. McAlister, Chairman

EXHIBIT D

Proponent's 9/27/04 Letter and the Amended Initial Proposal

RECEIVED
[redacted] 29 2004
LEGAL DEPARTMENT





MARLIN CAPITAL CORP.
JOHN HANCOCK CENTER
875 N. MICHIGAN AVE., STE. 3412
CHICAGO, ILLINOIS 60611-1896

(312) 705-9003
(312) 705-9005 FAX

FACSIMILE COVER PAGE

DATE: 9/29/04 TIME: 3:25pm

PLEASE DELIVER THE FOLLOWING PAGE(S) TO:

NAME: Gary Torrell

COMPANY: Downey Financial Corp.

FACSIMILE #: 949-725-0619

FROM: Martin Tarlie

NOTES: Please call with any questions.

ORIGINAL WILL BE SENT? YES ✓ NO____
NUMBER OF PAGES, INCLUDING COVER SHEET: 5

MARLIN CAPITAL CORP.
875 N. MICHIGAN AVE., SUITE 3412
CHICAGO, ILLINOIS 60611
(312) 705-9003

MARK G. EGAN
PRESIDENT

Gary F. Torrell
General Counsel/Corporate Secretary
Downey Financial Corp.
3501 Jamboree Road
Newport Beach, CA 92660

September 27, 2004

Dear Mr. Torrell,

This letter is in response to your letter dated September 16, 2004. With respect to my qualifications as a shareholder, please see the enclosed document that indicates my current ownership position. In addition, we are in the process of procuring a letter from our broker that testifies to the fact that I have owned at least 100,000 shares for more than one year. We will forward a copy to you as soon as possible.

With respect to the issue of the number of proposals, we amend our original proposal to the following:

> **Proposal:** Director's compensation is to be modified so that the director's retirement program is eliminated and that sixty percent (60%) of director's compensation is to be paid in restricted stock (as opposed to cash) that vests over a period of 5 years or their 70th birthday, whichever comes first, and is forfeited if the director's tenure ends prematurely. The entire year's retainer will be paid at the time of the annual meeting based on a strike price equal to the closing price of the stock the day following the annual meeting. Directors have the option to increase the stock portion from 60% to 100% if they wish.
>
> **Rationale:** The director's compensation should be structured to align the director's economic interest with those of common shareholders, to whom the directors owe their fiduciary duty. An independent director's annual compensation should be a clearly defined number of dollars. Right now it is impossible to determine an independent director's compensation due to the length of service requirements associated with the retirement program. Compensation in excess of this clearly stated amount should not exceed the same coffee mug that is available to all shareholders who attend the annual meeting. Further, with a stock compensation plan the directors don't need a retirement program to buy their "yes votes" on tough issues. It would also eliminate the appearance of buying their votes at our expense. Furthermore, payment based on the closing stock price the day after the annual meeting allows for the airing of any issues during the annual meeting to be reflected in the stock price and hence the director's compensation.

As this proposal deals exclusively with director compensation we trust that it passes the single proposal rule. Please inform us as to any necessary further action.

Sincerely,

Mark G. Egan
cc: Maurice L. McAllister, Chairman

MARLIN CAPITAL CORP.
875 N. MICHIGAN AVE., SUITE 3412
CHICAGO, ILLINOIS 60611
(312) 705-9003

MARK G. EGAN
PRESIDENT

Gary F. Torrell
General Counsel/Corporate Secretary
Downey Financial Corp.
3501 Jamboree Road
Newport Beach, CA 92660

September 27, 2004

Dear Mr. Torrell.

This letter testifies to my intention to continue to hold my 100,000 shares of Downey through the date of the upcoming Annual Meeting.

Sincerely,

Mark G. Egan
cc: Maurice L. McAlister, Chairman

REPORT NO BSC565-A
74,817
REPT DATE 09/29/04
01:13:12

BEAR STEARNS SECURITIES CORP.
AS OF 09/28/04
BSSC ACCOUNT
POSITION SUMMARY

PAGE
TIME

EGAN MARK G

ACCOUNT:105-91004-USD-28 (QE8-X) US DOLLAR

SEC NO SYMBOL CUSIP/ISIN SECURITY DESCRIPTION	PREVIOUS POSITION	QUANTITY BOUGHT	QUANTITY SOLD	CLOSING POSITION	CLOSING PRICE	MARKET VALUE	PROFIT/LOSS CUM	PROFIT/LOSS DAILY
D311317 DSL 261018105 DOWNEY FINANCIAL CORP --- SETT. DATE POS ---	(C) 100,000L 100,000L			100,000L	54.67000	5,467,000	3,576,718	9,000

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

MARK G EGAN

STATEMENT PERIOD July 26, 2003
THROUGH August 29, 2003

ACCOUNT NUMBER 102-33162 055
TAXPAYER NUMBER On File
LAST STATEMENT July 25, 2003

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

Equities

Equities & Options

DESCRIPTION	SYMBOL/CUSIP		QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
DOWNEY FINANCIAL CORP	DSL	MRGN	100,000	42.2700	4,227,000	36,000	0.8517

EXHIBIT E

Proponent's Letter from Bear Stearns

BEAR STEARNS

BEAR, STEARNS SECURITIES CORP.

ONE METROTECH CENTER NORTH
BROOKLYN, NEW YORK 11201-3859
(212) 272-1000

September 30, 2004

Downey Financial Corp.
3501 Jamboree Road
Newport Beach, CA 92658-6000

Re: Mark G. Egan

Dear Sir or Madam:

Please be advised that our records indicate that as of August 30, 2004, Mark G. Egan was the beneficial owner of 100,000 shares of Downey Financial Corp. and has continuously held the shares for at least one year.

Sincerely,

Eileen Sherrick
Managing Director

RECEIVED
OCT 05 2004
EXECUTIVE ADMIN. #170

EXHIBIT F

DFC's 10/4/04 Letter

DOWNEY FINANCIAL CORP.

October 4, 2004

VIA Certified Mail – Return Receipt Requested

Mr. Mark G. Egan
Marlin Capital Corp.
875 N. Michigan Avenue
Suite 3412
Chicago, IL 60601

Re: Additional Shareholder Proposals

Dear Mr. Egan:

I am responding to your letters dated September 17, 2004 (which we received on September 21, 2004) and September 27, 2004 (which we received via facsimile on September 29, 2004).

My prior response dated September 16, 2004 (responding to your initial letter dated August 30, 2004) pointed you to Rule 14a-8(c), which limits a shareholder to one proposal. It would appear you are now seeking to include two, three or four shareholder proposals in Downey Financial Corp.'s proxy statement for next year's Annual Meeting. As mentioned in my September 16, 2004 letter, submitting more than one proposal does not comply with Rule 14a-8.

While your September 27, 2004 letter revised your initial two (August 30, 2004) proposals, it would appear that even if you were allowed to combine them into one, the additional one or two proposals in your September 17, 2004 letter remain outstanding and, therefore, you have submitted multiple proposals. I note in your letter dated September 17, 2004, you state: "This proposal is in addition to the previous two that were submitted August 30, 2004." Furthermore, though couched as only one proposal, your September 17th letter contains at least two proposals - one to set different standards for director independence and the other to require at least two-thirds of the Board to meet your independence standards.

As to the proof of ownership requirements of Rule 14a-8, we acknowledge receipt of your partial response in your September 27, 2004 letter. However, unless we timely[1] receive all of the appropriate documentation from the record holder that such shares have been owned for a period of one year as of the date of your original August 30, 2004 letter, your request is deficient

[1] According to a signed receipt, you received my September 16, 2004 letter on September 23, 2004. Thus, you have 14 calendar days from September 23, 2004.

by failing to comply with the requirements of Rule 14a-8(b) necessary to prove your eligibility to submit a shareholder proposal. Please be specific as to the identity of the shareholder.

Therefore, in accordance with Rule 14a-8(f), this letter serves as notice that, unless timely cured, your September 27, 2004 request, when combined with your August 30, 2004 and September 17, 2004 letters, is deficient because you:

- have submitted more than one proposal; and
- have not provided adequate proof of continuous ownership as of the time the proposal was submitted.

Once you have clarified your intentions, we will be able to respond appropriately as to the substance of your request and our intended action. Based on the current facts, we will seek to have the proposals excluded from DFC's proxy materials for the Annual Meeting.

Finally, if you decide not to submit a proposal, please send me a letter indicating your decision. Please direct all correspondence to my attention.

Sincerely,

Gary F. Torrell
Executive Vice President,
General Counsel and Secretary

GFT:sm

cc (w/o encl.): William T. Quicksilver, Esq.
Manatt, Phelps & Phillips, LLP

EXHIBIT G

Proponent's 10/14/04 Letter and the Third Proposal



RECEIVED
OCT 14 2004
LEGAL DEPARTMENT

MARLIN CAPITAL CORP.
JOHN HANCOCK CENTER
875 N. MICHIGAN AVE., STE. 3412
CHICAGO, ILLINOIS 60611-1896

(312) 705-9003
(312) 705-9005 FAX

FACSIMILE COVER PAGE

DATE: 10/14/04 **TIME:** 9:00am

PLEASE DELIVER THE FOLLOWING PAGE(S) TO:

NAME: Gary Torrell

COMPANY: Downey Savings

FACSIMILE #: 949-725-0619

FROM: Martin Tarlie / Mark G. Egan

NOTES: ____________________

ORIGINAL WILL BE SENT? YES ✓ NO___
NUMBER OF PAGES, INCLUDING COVER SHEET: ______

MARLIN CAPITAL CORP.
875 N. MICHIGAN AVE., SUITE 3412
CHICAGO, ILLINOIS 60611

(312) 705-9003

MARK G. EGAN
PRESIDENT

RECEIVED
OCT 14 2004
LEGAL DEPARTMENT

Gary F. Torrell
General Counsel/Corporate Secretary
Downey Financial Corp.
3501 Jamboree Road
Newport Beach, CA 92660

October 14, 2004

Dear Mr. Torrell,

This letter is in response to your letter dated October 4, 2004. All preceding proposals are withdrawn. The one proposal we would like included in the upcoming proxy statement is produced below. I am confident that this proposal passes the test of one proposal as it deals exclusively with the issue of director's compensation.

> **Proposal**: Director's compensation is to be paid entirely in cash. There are to be no other forms of compensation, including but not limited to the director's retirement program or even the coffee mug given out at the annual meeting.
>
> **Rationale:** The value of the current compensation for directors is impossible to assess. A director's responsibility is to the common shareholder. But a director's retirement program distorts their incentive in that their behavior can be materially influenced by a desire to preserve their position on the board and hence their retirement program, rather than making tough decisions and/or being the voice of dissent. We need directors that are completely unencumbered by conflicts of interest and whose sole motivation is to fulfill their fiduciary duty to the common shareholder.

As far as my qualifications as a shareholder and proof of ownership, your latest correspondence is not clear as to how the documentation sent to you on September 30, 2004 is deficient. The letter sent to you from Bear Stearns clearly states that as of August 30, 2004 Mark G. Egan was the beneficial owner of 100,000 shares for at least one year. You should also know that I have owned, directly and indirectly, far more than this amount since 1984.

I trust that this resolves the matter. I sense something of an obstructionist posture, but I want you to know that if this matter is not resolved soon my next correspondence will be with the Securities and Exchange Commission.

Sincerely,

Mark G. Egan
cc: Maurice L. McAlister, Chairman

EXHIBIT H

DFC's Director Retirement Benefits Plan

DOWNEY FINANCIAL CORP.

RESOLUTION DFC016-2004a

DIRECTOR RETIREMENT BENEFITS PLAN

This Director Retirement Benefits Plan ("Plan") describes the Plan as approved by the Board of Directors of Downey Financial Corp. ("DFC") and Downey Savings and Loan Association, F.A. ("Downey Savings", and with DFC, collectively "Downey") on May 28, 2003 and revised as of April 28, 2004.

1. To be eligible to receive any benefits under the Plan, the Director must have (i) retired as a Director of Downey; (ii) not been a Downey employee while serving on the Boards; and either (iii) served as a Downey Director for at least three years if the Director joined the Boards before April 23, 2003; or (iv) served as a Downey Director for at least five years if the Director joined the Boards on or after April 23, 2003.

2. Each eligible Director, or the Director's designated beneficiary, shall receive from Downey the Total Benefit as calculated under paragraph 3 below, in 60 equal monthly payments, without interest, beginning the month after the month the Director retires from the Boards. The eligible retiring Director or the Director's beneficiary may request a single, lump sum payment of the Total Benefit (in lieu of receiving payments over 60 months). The Boards may approve or deny this request. If the request is approved, the Total Benefit paid will be discounted to the present value of payment over 60 months, at the interest rate then in effect for Downey Savings' two (2) year certificates of deposit.

3. The total amount due to each eligible retiring Director under this Plan (the "Total Benefit") will equal one-third of the months (up to a maximum of 60 months) which the Director served on the Boards, multiplied by the average monthly compensation the Director received (i.e., annual retainers plus meeting fees) during the 36 months preceding the Director's retirement.

4. For example, if a Director served a total of six years (72 months) on the Boards, and the Director's average monthly compensation was $3,200 during the 36 months preceding the Director's retirement, the total amount due would be .333 x 72 months x $3,200 = $76,800. If a Director served 17 years (202 months) and the Director's average monthly compensation was $3,200, the total amount due would be capped at $192,000 (60 x $3,200).

5. A Director who has served as a Director for fifteen (15) years or more may continue health insurance coverage for a maximum of twelve (12) months following the month of retirement. A Director who has served as a Director for less than fifteen (15) years but at least three (3) years may continue health insurance benefits for a maximum of six (6) months following the month of retirement.

6. To be eligible to continue to receive health benefits under the Plan, the Director must (i) meet the eligibility requirements stated in paragraph 1 above; and (ii) have been a participant in any of the health benefit plans immediately prior to retirement. The monthly premium and coverage will remain the same until the end of the calendar year following the date of retirement. Any following year, the monthly premium may change, based on the overall premiums and employee costs.

7. Upon termination of coverage after the maximum applicable time period stated in paragraph 5 above, the retired Director and/or covered spouse, will be eligible to enroll in the Downey Retiree Medical Plan if all eligibility requirements are met.

8. If a majority interest of DFC's outstanding stock is transferred or acquired (other than by will or by the laws of descent and distribution), then the Total Benefit becomes payable immediately to all eligible Directors, and the minimum service requirements in paragraph 1 above do not apply.

9. The Downey Boards may choose to modify or terminate this Plan at any time.

EXHIBIT I

Proponent's Certificate of Incorporation and Bylaws

State of Delaware

Office of the Secretary of State

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "DOWNEY FINANCIAL CORP." IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE SEVENTEENTH DAY OF APRIL, A.D. 1997.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL REPORTS HAVE BEEN FILED TO DATE.

AND I DO HEREBY FURTHER CERTIFY THAT THE FRANCHISE TAXES HAVE BEEN PAID TO DATE.

GREAT SEAL OF THE STATE OF DELAWARE • 1793 • 1847 • 1907 • LIBERTY AND INDEPENDENCE

Edward J. Freel, Secretary of State

AUTHENTICATION: 8424674

DATE: 04-17-97

2446704 8300

971124963

CERTIFICATE OF INCORPORATION OF

DOWNEY FINANCIAL CORP.
a Delaware corporation

FIRST: Name: The name of the corporation is Downey Financial Corp. (the "Corporation").

SECOND: Registered Office and Registered Agent. The address of the registered office of the Corporation in the State of Delaware is 32 Loockerman Square, Suite L-100, in the City of Dover, County of Kent, 19901. The name and address of the Corporation's registered agent in the State of Delaware is The Prentice-Hall Corporation System, Inc., 32 Loockerman Square, Suite L-100, Dover, Delaware 19901.

THIRD: Nature of Business. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware.

FOURTH: Capital Stock. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 55,000,000 consisting of 50,000,000 shares of Common Stock, $0.01 par value ("Common Stock"), and 5,000,000 shares of Preferred Stock, $0.01 par value ("Preferred Stock"). Except to the extent required by governing law, rule or regulation, the shares of capital stock may be issued from time to time by the Board of Directors without further approval of shareholders. The Corporation shall have the authority to purchase its capital stock out of funds lawfully available therefor, which funds shall include, without limitation, the Corporation's unreserved and unrestricted capital surplus.

A description of the different classes and series (if any) of the Corporation's capital stock and a statement of the designations, and the relative rights, preferences, and limitations of the shares of each class of and series (if any) of capital stock are as follows:

A. *Common Stock.* Except as provided in this Article Fourth (or in any resolution or resolutions adopted by the Board of Directors pursuant hereto), the exclusive voting power shall be vested in the Common Stock, the holders thereof being entitled to one vote for each share of such Common Stock standing in the holder's name on the books of the Corporation. Subject to any rights and preferences of any class of stock having preference over the Common Stock; holders of Common Stock shall be entitled to such dividends as may be declared by the Board of Directors out of funds lawfully available therefor, which funds shall include, without limitation, the corporation's capital surplus. Upon any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, holders of Common Stock shall be entitled to receive pro rata the remaining assets of the Corporation after the holders of any class of stock having preference over the Common Stock have been paid in full any sums to which they may be entitled. Holders of Common Stock shall not be entitled to preemptive rights with respect to any shares of Common Stock, Preferred Stock or any other securities, debt or otherwise, issued by the Corporation.

B. *Preferred Stock.* The Board of Directors is hereby expressly authorized, by resolution or resolutions to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock. Before any shares of any such series are issued, the Board of Directors shall fix, and hereby is expressly empowered to fix, by resolution or resolutions, the following provisions of the shares thereof:

(a) the designations of such series, the number of shares to constitute such series and the stated value thereof if different from the par value thereof;

(b) whether the shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c) the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall bear to the dividends payable on any shares of stock of any other class or any other series of this class;

(d) whether the shares of such series shall be subject to redemption by the Corporation, and, if so, the times, prices and other conditions of such redemption;

(e) the amount or amounts payable upon shares of such series upon, and the rights of the holders of such series in, the voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Corporation;

(f) whether the shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g) whether the shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or any other series of this class or any other securities, and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h) the limitations and restrictions, if any, to be effective while any shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Corporation of, the Common Stock or shares of stock of any other class or any other series of this class;

(i) the conditions or restrictions, if any, upon the creation of indebtedness of the Corporation or upon the issue of any additional stock, including additional shares of such series or of any other series of this class or of any other class; and

(j) any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof.

The powers, preferences and relative, participating, optional and other special rights, of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. All shares of any one series of Preferred Stock shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall accrue and/or be cumulative.

FIFTH: Directors. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors. Except as otherwise fixed pursuant to the provisions of Article Fourth hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional directors, the number of directors shall be determined as stated in the Corporation's Bylaws, as may be amended from time to time. In discharging the duties of their respective positions, the Board of Directors, committees of the Board and individual directors shall, in considering the best interests of the Corporation, consider the effects of any action upon the employees of the Corporation and its subsidiaries, the depositors and borrowers of any banking subsidiary, the communities in which offices or other establishments of the Corporation or any subsidiary are located and all other pertinent factors.

SIXTH: Authority of the Board. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

(a) to adopt, repeal, rescind, alter or amend in any respect the Bylaws, and to confer in the Bylaws powers and authorities upon the directors of the Corporation in addition to the powers and authorities expressly, conferred upon them by statute;

(b) from time to time to set apart out of any funds or assets of the Corporation available for dividends an amount or amounts to be reserved as working capital or for any other lawful purpose and to abolish any reserve so created and to determine whether any, and, if any, what part, of the surplus of the Corporation or its net profits applicable to dividends shall be declared in dividends and paid to its shareholders, and all rights of the holders of stock of the Corporation in respect of dividends shall be subject to the power of the Board of Directors so to do;

(c) subject to the laws of the State of Delaware, from time to time to sell, lease or otherwise dispose of any part or parts of the properties of the Corporation and to cease to conduct the business connected therewith or again to resume the same, as it may deem best; and

(d) in addition to the powers and authorities hereinbefore and by the laws of the State of Delaware conferred upon the Board of Directors, to execute all such powers and to do all acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the express provisions of said laws of the Certificate of Incorporation of the Corporation and its Bylaws.

SEVENTH: Amendment of Bylaws. Notwithstanding Article Sixth hereof, the Bylaws may be adopted, repealed, rescinded, altered or amended in any respect by the shareholders of the Corporation, but only by the affirmative vote of the holders of not less than 66 2/3% of the voting power of all outstanding shares of Voting Stock (as defined in paragraph (f) of Section 3 of Article Fourteenth hereof), regardless of class and voting together as a single voting class, and where such action is proposed by an Interested Shareholder as defined in paragraph (d) of Section 3 of Article Fourteenth hereof), or by any Affiliate or Associate (each as defined in paragraph (g) of Section 3 of Article Fourteenth hereof) of an Interested Shareholder, including the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Voting Stock, regardless of class and voting together as a single voting class, other than shares held by the Interested Shareholder which proposed (or the Affiliate or Associate of which proposed) such action, or any Affiliate or Associate of such Interested Shareholder; *provided, however,* that where such action is approved by a majority of the Disinterested Directors (as defined in paragraph (a) of Section 3 of Article Fourteenth hereof), or by a majority of a quorum of the full Board of Directors if such proposal is not made by or on behalf of an Interested Shareholder or his Affiliate or Associate, the affirmative vote of a majority of the voting power of all outstanding shares of Voting Stock, regardless of class and voting together as a single voting class, shall be required for approval of such action.

EIGHTH: Term of Directors. Except as otherwise provided by the terms of any series of Preferred Stock or any other securities of the Corporation having a preference over the Common Stock, each director shall serve until his successor is elected and qualified or until his death, resignation or removal, and no decrease in the authorized number of directors shall shorten the term of any incumbent director. The Board of Directors, other than those who may be elected by the holders of any class or series of stock having preference over the Common Stock as to dividends or upon liquidation, shall be divided into three classes as nearly equal in number as possible, with one class to be elected annually. The term of office of the initial directors shall be as follows: the term of directors of the first class shall expire at the first annual meeting of shareholders after the effective date of this Certificate of Incorporation; the term of office of the directors of the second class shall expire at the second annual meeting of shareholders after the effective date of this Certificate of Incorporation; and the term of office of the third class shall expire at the third annual meeting of shareholders after the effective date of this Certificate of Incorporation; and, as to directors of each class, when their respective successors are elected and qualified. At each annual meeting of shareholders, directors elected to succeed those whose terms are expiring shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders and when their respective successors are elected and qualified. Shareholders of the Corporation shall not be permitted to cumulate their votes for the election of directors.

The names of those persons to serve in each class of the initial Board of Directors are as follows:

FIRST CLASS

Name

Maurice L. McAlister
Sam Yellen

SECOND CLASS

Name

Cheryl E. Jones
Lester C. Smull
Stephen W. Prough

THIRD CLASS

Name

Brent McQuarrie
Dr. Paul Kouri
Dr. Dennis J. Aigner

Addresses

The business address for each of the foregoing initial directors is 3501 Jamboree Road, Newport Beach, California 92660

NINTH: Board Vacancies. Except as otherwise provided by the terms of any series of Preferred Stock or any other securities of the Corporation having a preference over the Common Stock, newly created directorships resulting from any increase in the number of directors, or any vacancies on the Board of Directors resulting from death, resignation, removal or other causes, shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term in which the next directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified or until such director's death, resignation or removal, whichever first occurs.

TENTH: Removal of Directors. Except as otherwise provided by the terms of any series of Preferred Stock or any other securities of the Corporation having a preference over the Common Stock, any director may be removed from office only for cause and only by the affirmative vote of the holders of not less than 66 2/3% of the voting power of all outstanding shares of Voting Stock entitled to vote in connection with the election of such director, regardless of class and voting together as a single voting class; provided, however, that where such removal is approved by a majority of the Disinterested Directors, the affirmative vote of a majority of the voting power of all outstanding shares of Voting Stock entitled to vote in connection with the election of such director, regardless of class and voting together as a single voting class, shall be required for approval of such removal.

ELEVENTH: Shareholder Actions. Subject to the terms of any series of Preferred Stock or any other securities of the Corporation having a preference over the Common Stock, any action required or permitted to be taken by the shareholders of the Corporation must be effected at a duly called Annual Meeting or at a special meeting of shareholders of the Corporation, unless such action requiring or permitting shareholder approval is approved by a majority of the Disinterested Directors, in which case such action may be authorized or taken by the written consent of the holders of outstanding shares of Voting Stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of shareholders at which all shares entitled to vote thereon were present and voted, provided all other requirements of applicable law and this Certificate of Incorporation have been satisfied.

TWELFTH: Special Meetings. Subject to the terms of any series of Preferred Stock or any other securities of the Corporation having a preference over the Common Stock, special meetings of the shareholders of the Corporation for any purpose or purposes may be called at any time by a majority of the Board of Directors or by the Chairman of the Board, the Vice Chairman of the Board or the President. Special meetings may not be called by any other person or persons. Each special meeting shall be held at such date and time as is requested by the person or persons calling the meeting, within the limits fixed by law.

THIRTEENTH: Shareholder Meetings. Meetings of shareholders of the Corporation may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

FOURTEENTH: Business Combinations. 1. Subject to the provisions of Section 2 of this Article Fourteenth, in addition to any vote required by law or by this Certificate of Incorporation or the terms of any series of Preferred Stock or any other securities of the Corporation having a preference over the Common Stock, a Business Combination (as defined in paragraph (b) of Section 3 of this Article Fourteenth) shall be approved by the affirmative vote of the holders of not less than:

(a) 66 2/3% of the voting power of all outstanding shares of Voting Stock, regardless of class and voting together as a single voting class and

(b) a majority of the voting power of all outstanding shares of Voting Stock, other than shares held by (i) an Interested Shareholder which is (or the Affiliate or Associate of which is) a party to such Business Combination or (ii) an Affiliate or Associate of such Interested Shareholder, regardless of class and voting together as a single voting class.

The affirmative votes referred to in paragraphs (a) and (b) of this Section 1 shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage or proportion may be specified, by law, in any agreement between the Corporation and any other person, including a national securities exchange, or otherwise.

2. Notwithstanding the provisions of Section 1 of this Article Fourteenth, a Business Combination may be approved if all of the conditions specified in either of the following paragraphs (a) or (b) have been satisfied:

(a) both of the following conditions specified in clauses (i) and (ii) of this paragraph (a) have been satisfied:

(i) there are one or more Disinterested Directors and a majority of such Disinterested Directors shall have approved such Business Combination; and

(ii) such Business Combination shall have been approved by the affirmative vote of the Corporation's shareholders required by law, if any, such vote is so required; or

(b) all of the following conditions specified in clauses (i) through (vii) of this paragraph (b) have been satisfied:

(i) such Business Combination shall have been approved by the affirmative vote of holders of a majority of the voting power of all outstanding shares of Voting Stock, regardless of class and voting together as a single voting class:

(ii) the aggregate amount of (A) the cash and (B) the Fair Market Value (as defined in paragraph (i) of Section 3 of this Article Fourteenth), as of the date of the consummation of the Business Combination (the "Consummation Date"), of consideration other than cash received or to be received, per share, by holders of shares of Common Stock in such Business Combination, shall be at least equal to the greatest per share amount determined under the following alternatives:

(1) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid or agreed to be paid by or on behalf of the Interested Shareholder or any Affiliate or Associate of such Interested Shareholder which is (or the Affiliate or Associate of which is) a party to such Business Combination for any shares of Common Stock in connection with the acquisition by such Interested Shareholder or any such Affiliate or Associate of beneficial ownership of shares of Common Stock (x) within

the two-year period immediately prior to and including the date of the final public announcement of the terms of the proposed Business Combination (the "Announcement Date"), or (y) in the transaction in which such Interested Shareholder became an interested Shareholder, whichever is higher; and

(2) the Fair Market Value per share of Common Stock (x) on the Announcement Date, or (y) on the date on which the Interested Shareholder became an Interested Shareholder (the "Determination Date"), whichever is higher;

(iii) the aggregate amount of (A) the cash, and (B) the Fair Market Value, as of the Consummation Date, of consideration other than cash received or to be received, per share, by holders of shares of any class or series of outstanding Voting Stock, other than Common Stock in such Business Combination, shall be at least equal to the highest amount determined under clauses (1), (2), and (3) below (it being intended that the requirements of this clause (iii) shall be required to be met with respect to every class or series of outstanding Voting Stock other than Common Stock, whether or not such Interested Shareholder (or such Affiliate or Associate) has previously acquired any shares of a particular class or series of Voting Stock);

(1) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid or agreed to be paid by or on behalf of the Interested Shareholder or any Affiliate or Associate of such Interested Shareholder which is (or the Affiliate or Associate of which is) a party to such Business Combination for any shares of such class or series of Voting Stock in connection with the acquisition by such Interested Shareholder or any such Affiliated or Associate of beneficial ownership of shares of such class or series of Voting Stock (x) within the two-year period immediately prior to the Announcement Date, or (y) in the transaction in which such Interested Shareholder became an Interested Shareholder, whichever is higher;

(2) (if applicable) the highest preferential amount per share to which the holders of shares of such class or series of Voting Stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, regardless of whether the Business Combination to be consummated constitutes such an event; and

(3) the Fair Market Value per share of such class or series of Voting Stock (x) on the Announcement Date, or (y) on the Determination Date, whichever is higher;

(iv) the consideration to be received by the holders of a particular class of outstanding Voting Stock (including Common Stock) shall be in cash or in the same form as the Interested Shareholder (or any Affiliate or Associate of such Interested Shareholder) has previously paid (or agreed to pay) for shares of such class or series of Voting Stock. If the Interested Shareholder and/or his Affiliates or Associates paid for shares of any class of Voting Stock with varying forms of consideration, the form of consideration to be received by holders of shares of such class or series of Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class of Voting Stock previously acquired by such Interested Shareholder and his Affiliates and Associates. The price determined in accordance with clauses (ii) and (iii) of this paragraph (b) shall be subject to appropriate adjustment in the event of any stock dividend, stock split, combination of shares or similar event;

(v) after the Determination Date and prior to the consummation of such Business Combination, neither such Interested Shareholder nor any of its Affiliates or Associates shall have become the beneficial owner of any additional shares of Voting Stock, except (A) as part of the transaction which resulted in such Interested Shareholder becoming an Interested Shareholder, (B) upon the exercise of options or warrants granted prior to, or the conversion of convertible securities acquired prior to, the Determination Date, (C) pursuant to any employee benefit plan, including without limitation a stock plan, maintained by the Corporation or any Subsidiary, regardless of the date of acquisition of such beneficial ownership, or (D) as a result of a stock split or a *pro rata* stock dividend;

(vi) after the Determination Date and prior to the consummation of such Business Combination, neither such Interested Shareholder nor any of its Affiliates or Associates shall have received the benefit, directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation (other than any of the foregoing provided under an employee benefit plan of the Corporation or any subsidiary, including without limitation stock option plans), whether in anticipation of or in connection with such Business Combination or otherwise; and

(vii) a proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (or any subsequent provisions replacing such act, rules and/or regulations) shall be mailed to shareholders of the Corporation at least thirty (30) days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such act, rules and/or regulations or such subsequent provisions).

3. For purposes of this Certificate of Incorporation, the following definitions shall apply:

(a) "Disinterested Director" means, with respect to any Business Combination with, or proposed by or on behalf of, an Interested Shareholder (or his Affiliate or Associate) and with respect to any proposal by or on behalf of an Interested Shareholder (or his Affiliate or Associate) to amend or repeal any provision of this Certificate of Incorporation the amendment or repeal of which is governed by Article Sixteenth hereof, any member of the Board of Directors of the Corporation who is not such Interested Shareholder or an Affiliate or

Associate of such Interested Shareholder and who was a member of the Board of Directors of this Corporation prior to the time that the Interested Shareholder became an Interested Shareholder. The term "Disinterested Director" includes a successor to any such director if the successor is neither the Interested Shareholder nor an Affiliate or Associate of the Interested Shareholder and was recommended or elected to succeed the Disinterested Director on the Board by a majority of Disinterested Directors then on the Board.

(b) "Business Combination" means:

(i) any merger or consolidation of the Corporation or any Subsidiary (as defined in paragraph (h) of this Section 3) with or into (A) any Interested Shareholder or (B) any other corporation (whether or not itself an Interested Shareholder) which immediately before is, or after such merger or consolidation would be, an Affiliate or Associate of an Interested Shareholder.

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of related transactions) to or with any Interested Shareholder, Affiliate and/or any Associate of any Interested Shareholder of any assets of the Corporation or any Subsidiary, where such assets have an aggregate Fair Market Value of $1,000,000 or more;

(iii) the issuance or transfer by the Corporation or any Subsidiary (in one transaction or a series of related transactions) of any securities of the Corporation or any Subsidiary, to a person which, immediately prior to such issuance or transfer, is an Interested Shareholder or an Affiliate or Associate of an Interested Shareholder, where such equity securities have an aggregate Fair Market Value of $1,000,000 or more;

(iv) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder;

(v) any reclassification of securities (including any reverse stock split) or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any similar transaction (whether or not with or into or otherwise involving an Interested Shareholder), which has the effect, directly or indirectly, of increasing the percentage of the outstanding shares of any class of equity or convertible securities of the Corporation or any Subsidiary which is directly or indirectly owned by any Interested Shareholder or by any Affiliate or Associate of any Interested Shareholder; or

(vi) any agreement, contract or other arrangement providing for any of the transactions described in clauses (i) through (v) of this paragraph (b).

(c) A "person" means an individual, firm, partnership, trust, corporation or other entity.

(d) "Interested Shareholder" means, as of any given date, any person who or which:

(i) is the beneficial owner (as defined in paragraph (e) of this Section 3), directly or indirectly, of 10% or more of the voting power of (A) all outstanding shares of Voting Stock or (B) all outstanding shares of the capital stock of a Subsidiary having general voting power ("Subsidiary Stock");

(ii) is an Affiliate of the Corporation and at any time within the two-year period immediately prior to such date was the beneficial owner, directly or indirectly, of 10% or more of the voting power of all outstanding shares of Voting Stock or all outstanding shares of Subsidiary Stock; or

(iii) is an assignee of or has otherwise succeeded to any shares of Voting Stock or Subsidiary Stock which were, at any time within the two-year period immediately prior to such date, beneficially owned by any person who at such time was an Interested Shareholder, unless such assignment or succession shall have occurred in the course of a transaction or series of transactions involving the purchase of shares in a public offering within the meaning of the Securities Act of 1933, as amended, or open market purchases of shares, if in either case the price and other terms of sale are not negotiated by the purchaser and seller of such shares;

provided, however, that the term "Interested Shareholder" shall not include (A) the Corporation or any Subsidiary, or (B) any employee stock ownership or other employee benefit plan of the Corporation or any Subsidiary, or any trustee of, or fiduciary with respect to, any such plan when acting in such capacity.

(e) A person is the "beneficial owner" of any shares of capital stock:

(i) which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly;

(ii) which such person or any of its Affiliates or Associates has (A) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding; or

(iii) which are beneficially owned, directly or indirectly, by any other person with which such first-mentioned person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock of the Corporation or a Subsidiary, as the case may be.

(f) "Voting Stock" means the capital stock of the Corporation entitled to be voted generally in the election of directors. For the purpose of determining whether a person is an Interested Shareholder pursuant to paragraph (d) of this Section 3, the number of shares of Voting Stock or Subsidiary Stock, as the case may be, deemed to be outstanding shall include shares deemed owned by a beneficial owner through application of paragraph (e) of this Section 3, but shall not include any other shares of Voting Stock or Subsidiary Stock, as the case may be, which are not then outstanding but which may be issuable to any person pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(g) A person shall be deemed to be an "Affiliate" of a specified person, if such person directly, or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, such specified person. A person shall be deemed to be an "Associate" of a specified person, if such person is (a) a corporation or organization (other than the Corporation or any Subsidiary) of which such specified person is an officer or partner or of which such specified person is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities, (b) a trust or other estate (other than any pension, profit-sharing, employee stock ownership or other employee benefit plan of the Corporation or any Subsidiary) in which such specified person has a substantial beneficial interest or as to which such specified person serves as trustee or in a similar fiduciary capacity, or (c) a relative or spouse of such specified person, or a relative of such spouse, who has the same home as such specified person.

(h) "Subsidiary" means any corporation of which a majority of any class of equity security (as defined in Rule 3a11-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, as in effect on January 1, 1986) is owned, directly or indirectly, by the Corporation.

(i) "Fair Market Value" means (i) in the case of stock, (A) the average of the last reported sale price of the Common Stock on the Nasdaq National Market, or any similar system of automated dissemination of quotations of securities prices then in common use, if so quoted, for ten consecutive Trading Days (as defined below) preceding the date of such computation, or (B) if not quoted as described in clause (A), the mean between the high bid and low asked quotations for the Common Stock as reported by the National Quotation Bureau Incorporated if at least two securities dealers have inserted both bid and asked quotations for the Common Stock on at least five of the ten preceding Trading Days, or (C) if the Common Stock is listed or admitted for trading on any national securities exchange, the last reported sale price, or the closing bid price if no sale occurred, of the Common Stock on the principal securities exchange on which the Common Stock is listed, or (D) if no such quotations are available, the fair market value on the date in question of a share of such stock as determined in good faith by a majority of the Disinterested Directors (or if there are no Disinterested Directors, then by a majority of the Board of Directors), and (ii) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined in good faith by a majority of the Disinterested Directors (or if there are no Disinterested Directors, then by a majority of the Board of Directors). As used herein, the term "Trading Days" means (x) if the Common Stock is quoted on the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices, days on which trades may be made on such system, or (y) if not quoted as described in clause (x), days on which quotations are reported by the National Quotation Bureau Incorporated, or (z) if the Common Stock is listed or admitted for trading or any national securities exchange, days on which such national securities exchange is open for business.

(j) In the event of any Business Combination in which the Corporation survives, the phrase "consideration other than cash received or to be received" as used in clauses (ii) and (iii) of paragraph (b) of Section 2 of this Article Fourteenth shall include the shares of Common Stock and/or the shares of any other class of Voting Stock retained by the holder of such shares.

4. A majority of the Disinterested Directors shall have the power and duty to determine, for purposes of this Article Fourteenth on the basis of information known to them: (a) whether a person is an Interested Shareholder, (b) the number of shares of Voting Stock or Subsidiary Stock beneficially owned by any person, (c) whether a person is an Affiliate or Associate of another person, (d) whether a person has an agreement, arrangement or understanding with another person as to the matters referred to in clause (vi) of paragraph (b), or clause (ii) or (iii) of paragraph (e), of Section 3 of this Article Fourteenth, (e) whether any particular assets of the Corporation and/or any Subsidiary have an aggregate Fair Market Value of $1,000,000 or more, or (f) whether the consideration received for the issuance or transfer of securities by the Corporation and/or any Subsidiary has an aggregate Fair Market Value of $1,000,000 or more. In furtherance and not in limitation of the preceding powers and duties set forth in this Section 4, a majority of the Disinterested Directors shall have the power and duty to interpret all of the terms and provisions of this Article Fourteenth.

5. Nothing contained in this Article Fourteenth Shall be construed to relieve any Interested Shareholder or any Affiliate or Associate thereof from any fiduciary obligation imposed by law.

6. The fact that any action or transaction complies with the provisions of this Article Fourteenth shall not be construed to impose any fiduciary duty, obligation or responsibility on the Board of Directors or any member thereof to approve such action or transaction or recommend its adoption or approval to the shareholders of the Corporation, nor shall such compliance limit, prohibit or otherwise restrict in any manner the Board of Directors, or any member thereof, with respect to evaluations of, or actions and responses taken with respect to, such action or transactions.

FIFTEENTH: Shareholder Appraisal Rights. To the maximum extent permissible under Section 262 of the General Corporation Law of the State of Delaware, the shareholders of the Corporation shall be entitled to the statutory appraisal rights provided therein, notwithstanding any exception otherwise provided therein, with respect to any Business Combination involving the Corporation and any Interested Shareholder (or any Affiliate or Associate of any Interested Shareholder), which requires the affirmative vote specified in paragraph (a) of Section 1 of Article Fourteenth hereof.

SIXTEENTH: <u>Supermajority Vote For Certain Amendments</u>. Notwithstanding any requirements of law and other provisions of this Certificate of Incorporation, or the terms of any series of Preferred Stock or any other securities of the Corporation having a preference over the Common Stock (and not withstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation, or the terms of any series of Preferred Stock or any other securities of the Corporation having a preference over the Common Stock), the provisions set forth in this Article Sixteenth and in Articles Fifth, Sixth, Seventh, Ninth, Tenth, Eleventh, Twelfth, Fourteenth and Fifteenth hereof may not be repealed, rescinded, altered or amended in any respect, and no other provision or provisions may be adopted which impair(s) in any respect the operation or effect of any such provision, except by the affirmative vote of the holders of not less than 66 2/3% of the voting power of all outstanding shares of Voting Stock regardless of class and voting together as a single voting class, and, where such action is proposed by an Interested Shareholder or by any Associate or Affiliate of an Interested Shareholder, including the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Voting Stock, regardless of class and voting together as a single class, other than shares beneficially owned by the Interested Shareholder which proposed (or the Affiliate or Associate of which proposed) such action, or beneficially owned by any Affiliate or Associate of such Interested Shareholder; *provided, however,* that where such action is approved by a majority of the Disinterested Directors (or by a majority of a quorum of the full Board of Directors if such proposal is not made by or on behalf of an Interested Shareholder or his Affiliate or Associate), the affirmative vote of a majority of the voting power of all outstanding shares of Voting Stock, regardless of class and voting together as a single voting class, shall be required for approval of such action.

SEVENTEENTH: <u>Indemnification</u>. A director of the Corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, as the same exists or hereafter may be amended, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law. No amendment to or repeal of this Article Seventeenth shall apply to or have an effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

EIGHTEENTH: Amendments. The Corporation reserves the right to adopt, repeal, rescind, alter or amend in any respect any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by applicable law, and all rights conferred on shareholders herein are granted subject to this reservation, except that notwithstanding any requirements of law and other provisions of this Certificate of Incorporation, or the terms of any series of Preferred Stock or any other securities of the Corporation having a preference over the Common Stock (and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation, or the terms of any series of Preferred Stock or any other securities of the Corporation having a preference over the Common Stock), the provisions set forth in Articles Fifth, Sixth, Seventh, Eighth, Ninth, Tenth, Eleventh, Twelfth, Fourteenth, Fifteenth and Sixteenth may not be repealed, rescinded, altered or amended in any respect, and no other provision or provisions may be adopted which impair(s) in any respect the operation or effect of any such provision, unless such action is approved as specified in Article Sixteenth hereof.

I, THE UNDERSIGNED, for purposes of forming a corporation under the laws of the state of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 21st day of October, 1994.

[signature]
Donald E. Royer, Incorporator
3501 Jamboree Road,
Newport Beach, CA 92660

BYLAWS
OF
DOWNEY FINANCIAL CORP.

ARTICLE I

OFFICES

SECTION 1.1 *Registered Office and Registered Agent.* The registered office of Downey Financial Corp. (the "Corporation") in the State of Delaware shall be at 32 Loockerman Square, Suite L-100, in the City of Dover, County of Kent, and the name of the registered agent at that address shall be The Prentice-Hall Corporation System, Inc.

SECTION 1.2 *Principal Executive Office.* The principal executive office of the Corporation shall be located at such place within or outside of the State of Delaware as the Board of Directors of the Corporation ("Board of Directors") from time to time shall designate.

SECTION 1.3 *Other Offices.* The Corporation may also have an office or offices at such other place or places, either within or without the State of Delaware, as the Board of Directors may, from time to time, determine or as the business of the Corporation may require.

ARTICLE II

SHAREHOLDERS

SECTION 2.1 *Annual Meetings.* An annual meeting of shareholders shall be held for the election of directors at such date, time and place, either within or without the State of Delaware, as may be designated by the Board of Directors from time to time. In the absence of any such designation, shareholders' meetings shall be at the Principal Executive Office of the Corporation. Any other proper business may be transacted at the annual meeting. At the annual meeting of shareholders in 1995, the shareholders shall elect 2 members of Class I of the Board of Directors for a term of one (1) year, 3 members of Class II of the Board of Directors for a term of two (2) years; and 3 members of Class III of the Board of Directors for a term of three (3) years. Thereafter, the shareholders at each annual meeting shall elect members of the Board of Directors for each class for terms of three (3) years to succeed those members of the Board of Directors whose terms shall have expired.

SECTION 2.2 *Special Meetings.* Subject to the rights of the holders of any class or series of stock having a preference over the Corporation's Common Stock, special meetings of shareholders for any purpose or purposes may be called at any time by a majority of the Board of Directors, by the Chairman of the Board, by the Vice Chairman of the Board or by the President. Special meetings may not be called by any other person or persons. Each special meeting shall be held at such date and time as is requested by the person or persons calling the meeting, within the limits fixed by law.

SECTION 2.3 *Notice of Meetings.* Notice of the time and place of the annual meeting of shareholders shall be given by delivering personally or by mailing a written or printed notice of the same, at least 10 days and not more than 60 days prior to the meeting, to each shareholder of record entitled to vote at such meeting. When any shareholders' meeting, either annual or special, is adjourned for thirty days or more, or if a new record date is fixed for an adjourned meeting of shareholders, notice of the adjourned meeting shall be given as in the case of an original meeting. It shall not be necessary to give any notice of the time and place of any meeting adjourned for less than 30 days or of the business to be transacted thereat (unless a new record date if fixed therefor), other than an announcement at the meeting at which such adjournment is taken.

At least 10 days and not more than 60 days prior to the meeting, a written or printed notice of each special meeting of shareholders, stating the place, day and hour of such meeting, and the purpose or purposes for which the meeting is called, shall be either delivered personally or mailed to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the shareholder at his address as it appears on the records of the Corporation.

SECTION 2.4 *Adjournments.* Except as may be otherwise provided by the terms of any class or series of stock having a preference over the Corporation's Common Stock, any meeting of shareholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

SECTION 2.5 *Quorum.* At each meeting of shareholders, except where otherwise provided by law, the Certificate of Incorporation, the terms of any class or series of stock having a preference over the Corporation's Common Stock, or these Bylaws, the holders of a majority of the outstanding shares of each class of stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. For purposes of the foregoing, two or more classes or series of stock shall be considered a single class if the holders thereof are entitled to vote together as a single class at the meeting. In the absence of a quorum the shareholders so present may by majority vote, adjourn the meeting from time to time in the manner provided by Section 2.4 of these Bylaws until a quorum shall attend. Shares of its own capital stock belonging on the record date for the meeting to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes: provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

SECTION 2.6 *Organization.* Meetings of shareholders shall be presided over by the Chairman of the Board, if any, by the Vice Chairman of the Board, if any, or in his absence by the President, or in his absence by a Vice President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

SECTION 2.7 *Proxies*. Unless otherwise provided in the Certificate of Incorporation, or the terms of any class or series of stock having a preference over the Corporation's Common Stock, each shareholder entitled to vote at any meeting of shareholders shall be entitled to one vote for each share of stock held be him which has voting power upon the matter in question. If the Certificate of Incorporation provides for more or less than one vote for any share on any matter, every reference in these Bylaws to a majority or other proportion of stock shall refer to such majority or other proportion of the votes of such stock. A shareholder may vote the shares owned of record by him either in person or by proxy executed in writing (which shall include writings sent by telex, telegraph, cable or facsimile transmission) by the shareholder himself or his duly authorized attorney-in-fact. No such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A shareholder may revoke any which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation. Voting at meetings of shareholders need not be by written ballot and need not be conducted by inspectors unless the holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon present in person or by proxy at such meeting shall so determine. At all meetings of shareholders for the election of directors or otherwise, all elections and questions shall, unless otherwise provided by law, by the Certificate of Incorporation, the terms of any class or series of stock having a preference over the Corporation's Common Stock or these Bylaws, be decided by the vote of the holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon present in person or by proxy at the meeting.

SECTION 2.8 *Voting of Shares*. Except as otherwise provided in these Bylaws or to the extent that voting rights of the shares of any class or classes are limited or denied by the Articles of Incorporation, each shareholder, on each matter submitted to a vote at a meeting of shareholders, shall have one vote for each share of stock registered in his name on the books of the Corporation.

Shareholders shall not be permitted to cumulate their votes for the election of directors. For the purpose of this Section 2.8, cumulative voting means a shareholder's ability to vote, in person or by proxy, the number of shares owned by him or her for as many persons as there are directors to be elected and for whose election the shareholder has a right to vote, or to cumulate the votes by giving one candidate as many votes as the number of such directors to be elected multiplied by the number of his or her shares shall equal, or by distributing such votes on the same principle among any number of candidates.

Directors are to be elected by a plurality of votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. If, at any meeting of shareholders, due to a vacancy or vacancies or otherwise, directors of more than one class of the Board of Directors are to be elected, each class of directors to be elected at the meeting shall be elected in a separate election by a plurality vote.

SECTION 2.9 *Fixing Date for Determination of Shareholders of Record*. In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If no record date is fixed: (i) the record date for determining shareholders entitled to notice of or to vote at the meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (ii) the record date for determining shareholders entitled to express consent to corporate action in writing without a meeting (to the extent such action by the shareholders is permitted by these Bylaws) when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed; and (iii) the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

SECTION 2.10 *List of Shareholders Entitled to Vote.* The Secretary shall prepare and make, at least ten days before every meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder. Such list shall be open to the examination of any shareholder, for any purpose germane to the meeting, during ordinary, business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any shareholder who is present.

SECTION 2.11 *Inspectors of Election.* Before any meeting of shareholders, the Board of Directors may appoint any persons other than nominees for office to act as inspectors of election at the meeting or its adjournment. If no inspectors of election are appointed, the chairman of the meeting may, and on the request of any shareholder or his proxy shall appoint inspectors of election at the meeting. The number of inspectors shall be either one (1) or three (3). If inspectors are appointed at a meeting on the request of one or more shareholders or proxies, the holders of a majority of shares or their proxies present at the meeting shall determine whether one (1) or three (3) inspectors are to be appointed. If any person appointed as inspector fails to appear or fails or refuses to act, the vacancy may be filled by appointment by the Board of Directors before the meeting, or by, the meeting chairman at the meeting.

The duties of these inspectors shall be as follows:

(a) To determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies;

(b) To receive votes, ballots, or consents;

(c) To hear and determine all challenges and questions in any way arising in connection with the right to vote;

(d) To count and tabulate all votes or consents;

(e) To determine the election results; and

(f) To do any other acts that may be proper to conduct the election or vote with fairness to all shareholders.

SECTION 2.12 *Waiver of Notice*. A waiver of any notice required to be given any shareholder, signed by the person or persons entitled to such notice, whether before or after the time stated therein for the meeting, shall be equivalent to the giving of such notice.

SECTION 2.13 *Voting of Shares in the Name of Two or More Persons*. When ownership stands in the name of two or more persons, in the absence of written directions to the Corporation to the contrary, at any meeting of the shareholders of the Corporation any one or more of such shareholders may cast, in person or by proxy, all votes to which such ownership is entitled. In the event an attempt is made to cast conflicting votes, in person or by proxy, by the several persons in whose names shares of stock stand, the vote or votes to which those persons are entitled shall be cast as directed by a majority of those holding such stock and present in person or by proxy at such meeting, but no votes shall be cast for such stock if a majority cannot agree.

SECTION 2.14 *Voting of Shares by Certain Holders*. Shares standing in the name of another corporation may be voted by an officer, agent or proxy as the bylaws of such corporation may prescribe, or, in the absence of such provision, as the Board of Directors of such corporation may determine. Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name. Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so is contained in an appropriate order of the court or other public authority by which such receiver was appointed. A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

SECTION 2.15 *Shareholder Proposals*. At an annual meeting of shareholders, only such new business shall be conducted, and only such proposals shall be acted upon, as shall have been properly brought before the meeting. For any new business proposed by management to be properly brought before the annual meeting such new business shall be approved by the Board of Directors, either directly or through its approval of proxy solicitation materials related thereto, and shall be stated in writing and filed with the Secretary of the Corporation at least 60 days before the date of the annual meeting, and all business so stated, proposed and filed shall be considered at the annual meeting. Any shareholder may make any other proposal at the annual meeting and the same may be discussed and considered, but unless properly brought before the meeting such proposal shall not be acted upon at the meeting. For a proposal to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a shareholder's notice must be delivered to or received at the principal executive offices of the Corporation, not less than 120 calendar days in advance of to the date the Corporation's proxy statement released to shareholders in connection with the previous year's annual meeting of shareholders, except that, if no annual meeting was held in the previous years on the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, notice by the shareholder to be timely must be so received no later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed. A shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting (a) a brief description of the proposal desired to be brought before the annual meeting, (b) the name and address of the shareholder proposing such business, and (c) the class and number of shares of the Corporation which are owned of record by shareholders. Notwithstanding anything in the Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 2.15.

SECTION 2.16 *Shareholder Action*. Except as may be otherwise provided by the terms of any class or series of stock having a preference over the Corporation's Common Stock, any action required or permitted to be taken by the shareholders of the Corporation must be effected at a duly called annual meeting or special meeting of shareholders of the Corporation, unless such action requiring or permitting shareholder approval is approved by a majority of the Disinterested Directors (as defined in the Certificate of Incorporation), in which case such action may be authorized or taken by the written consent of the holders of outstanding shares of stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of shareholders at which all shares entitled to vote thereon were present and voted, provided all other requirements of applicable law and the Certificate of Incorporation have been satisfied.

SECTION 2.17 *Election Under Section 203 of Delaware General Corporation Law*. The Corporation expressly elects not to be governed by Section 203 of the Delaware General Corporation law, or as such section may thereafter be amended.

ARTICLE III

BOARD OF DIRECTORS

SECTION 3.1 *Powers*. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by law or in the Certificate of Incorporation.

SECTION 3.2 *Number of Directors*. Except as may be provided by the terms of any class or series of stock having a preference over the Corporation's Common Stock, the number of directors of the Corporation shall be fixed from time to time by resolution of the Board of Directors, but shall not be less than seven (7) and not more than nine (9), divided into three classes with the terms of office of one class expiring each year. The classes shall be initially comprised of directors appointed by the Board of Directors. If the number of directors is changed by the Board of Directors, then any newly created directorships or any decrease in directorships shall be apportioned among the classes as to make all classes as nearly equal as possible; provided that no decrease in the number of directors shall shorten the term of any incumbent director. Subject to the rights of the holders of any class or series of stock having a preference over the Corporation's Common Stock as to dividends or upon liquidation, at each annual meeting, the successors of the class of directors whose terms expire at that meeting shall be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election. The first Board of Directors and subsequent Boards of Directors shall consist of eight (8) directors until changed as herein provided.

SECTION 3.3 *Election and Term of Office*. Except as may be otherwise provided by the terms of any class or series of stock having a preference over the Corporation's Common Stock, each director shall hold office until (i) the annual meeting of shareholders in the calendar year in which his or her term of office expires and until his successor is elected and qualified or (ii) his earlier death, resignation or removal in the manner that the directors of the Corporation, other than those who may be elected pursuant to the terms of any series of preferred stock or any other securities of the Corporation other than Common Stock, may determine from time to time. Except as may be otherwise provided by the terms of any series of Preferred Stock or any other securities of the Corporation, no decrease in the authorized number of directors shall shorten the term of any incumbent directors.

SECTION 3.4 *Election of Chairman of the Board and Vice Chairman of the Board.* At the organizational meeting immediately following the annual meeting of shareholders, the directors shall elect a Chairman of the Board and a Vice Chairman of the Board from among the directors who shall hold office until the corresponding meeting of the Board of Directors in the next year and until his successor shall have been elected or until his earlier resignation or removal. Any vacancy in such office may be filled for the unexpired portion of the term in the same manner by the Board of Directors at any regular or special meeting.

SECTION 3.5 *Vacancies and Additional Directorships.* Except as may be otherwise provided by the terms of any class or series of stock having a preference over the Corporation's Common Stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office until such director's successor shall have been elected and qualified at the next election of directors by shareholders.

SECTION 3.6 *Regular Meetings.* Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board of Directors may from time to time determine and, if so determined, notice thereof need not be given.

SECTION 3.7 *Special Meetings.* Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the Chairman of the Board, if any, by the Vice Chairman of the Board, if any, by the President, or by any director. Reasonable notice thereof shall be given by the person or persons calling the meeting.

SECTION 3.8 *Telephonic Meetings Permitted.* Members of the Board of Directors, or any committee thereof, as the case may be, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Bylaw shall constitute presence in person at such meeting.

SECTION 3.9 *Quorum; Vote Required for Action.* At all meetings of the Board of Directors a majority of the entire Board of Directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors unless the Certificate of Incorporation or these Bylaws shall require a vote of a greater number. In case at any meeting of the Board of Directors a quorum shall not be present, the members of the Board of Directors present may adjourn the meeting from time to time until a quorum shall attend.

SECTION 3.10 *Registering Dissent.* A director who is present at a meeting of the Board of Directors at which action on a corporate matter is taken shall be presumed to have assented to such action unless his dissent shall be entered in the minutes of the meeting, or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting, before the adjournment thereof, or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

SECTION 3.11 *Organization.* Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if any, or in his absence by the Vice Chairman, or in his absence by the President, or in their absence by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

SECTION 3.12 *Action by Directors Without a Meeting.* Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

SECTION 3.13 *Compensation of Directors.* The Board of Directors shall have the authority to fix the compensation of directors.

SECTION 3.14 *Removal.* Except as may be otherwise provided by the terms of any class or series of stock having a preference over the Corporation's Common Stock, any director may be removed from office only as provided in Article Tenth of the Certificate of Incorporation.

SECTION 3.15 *Nominations.* Only persons who are nominated in accordance with the procedures set forth in this Section 3.15 shall be eligible for election as directors. The Board of Directors shall act as a nominating committee for selecting the management nominees for election as directors. Except in the case of a nominee substituted as a result of the death or other incapacity of a management nominee, the nominating committee shall deliver written nominations to the Secretary at least 20 days prior to the date of the annual meeting. Provided such committee makes such nominations, no nominations for directors except those made by the nominating committee shall be voted upon at the annual meeting unless other nominations by shareholders are made in accordance with the provisions of this Section 3.15. Nominations of individuals for election to the Board of Directors of the Corporation at an annual meeting of shareholders may be made by any shareholder of the Corporation entitled to vote for the election of directors at that meeting who complies with the notice procedures set forth in this Section 3.15. Such nominations, other than those made by the Board of Directors acting as nominating committee, shall be made pursuant to timely notice in writing to the Secretary of the Corporation as set forth in this Section 3.15. To be timely, a shareholder's notice shall be delivered to or received at the principal executive offices of the Corporation not less than 20 days prior to the meeting; provided, however, that in the event that less than 30 days' notice of the date of the meeting is given to shareholders (which notice must be accompanied by a proxy or information statement which identifies the nominees of the Board of Directors), notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed. Such shareholder's notice shall set forth (a) as to each person whom the shareholder proposes to nominate for election or reelection as a director: (i) the name, age, business address and residence address of such person; (ii) the principal occupation or employment of such person; and (iii) such person's written consent to serving as a director, if elected; and (b) as to the shareholder giving the notice (i) the name and address of such shareholder and (ii) the class and number of shares of the Corporation which are owned of record by such shareholder. At the request of the Board of Directors any person nominated by the Board of Directors for election as a director shall furnish to the Secretary of the Corporation that information required to be set forth in a shareholders' notice of nomination which pertains to the nominee together with the required written consents. No person shall be elected as director of the Corporation unless nominated in accordance with the procedures set forth in this Section 3.15. Ballots bearing the names of all persons nominated by the nominating committee and by shareholders shall be provided for use at the annual meeting. If the nominating committee shall fail or refuse to act at least 20 days prior to the annual meeting, nominations for directors may be made at the annual meeting by any shareholder entitled to vote and shall be voted upon.

ARTICLE IV

COMMITTEES

SECTION 4.1 *Committees.* The Board of Directors may by resolution passed by a majority of the Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they, constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have power or authority in reference to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the shareholders the sale, lease or exchange of all or substantially, all of the Corporation's property, and assets, recommending to the shareholders a dissolution of the Corporation or a revocation of dissolution, removing or indemnifying directors or amending these Bylaws; and, unless the resolution expressly so provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock.

SECTION 4.2 *Committee Rules.* Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may adopt, amend and repeal rules for the conduct of its business, in the absence of a provision by the Board of Directors or a provision in the rules of such committee to the contrary, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, the vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee, and in other respects each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these Bylaws.

ARTICLE V

OFFICERS

SECTION 5.1 *Officers; Election.* As soon as practicable after the annual meeting of shareholders in each year, the Board of Directors shall elect a President, a Chief Executive Officer and a Secretary, and it may, if it so determines, elect from among its members a Chairman of the Board. The Board of Directors may also elect one or more Executive Vice Presidents, one or more Vice Presidents, one or more Assistant Secretaries, a Treasurer and one or more Assistant Treasurers and may give any of them such further designations or alternate titles as it considers desirable. Any number of offices may be held by the same person.

SECTION 5.2 *Term of Office; Resignation; Removal; Vacancies.* Except as otherwise provided in the resolution of the Board of Directors electing any officer, each officer shall hold office until the first meeting of the Board of Directors after the annual meeting of shareholders next succeeding this election, and until his successor is elected and qualified or until his earlier death, resignation or removal. Any officer may resign at any time upon written notice to the Board of Directors or to the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary, to make it effective. The Board of Directors may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

SECTION 5.3 *Powers and Duties.* The officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in these Bylaws or in a resolution of the Board of Directors which is not inconsistent with these Bylaws and, to the extent not so stated, as general pertain to their respective offices, subject to the control of the Board of Directors. The Secretary shall have the duty to record the proceedings of the meetings of shareholders, the Board of Directors and any committees in a book to be kept for that purpose and shall have custody of the corporate seal of the Corporation with the authority to affix such seal to any instrument requiring it. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his duties.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND OTHER CORPORATE AGENTS

SECTION 6.1 *Right to Indemnification.* Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor of the Corporation or of another enterprise at the request of such predecessor corporation, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Section 6.2 of this Article VI, the Corporation shall indemnify and such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section 6.1 shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the Delaware General Corporation Law requires the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, it shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay, all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers. This Article VI shall create a right of indemnification for each such indemnifiable party whether or not the proceeding to which the indemnification relates arose in whole or in part prior to adoption of this Article VI (or the adoption of the comparable provisions of the Bylaws of the Corporation's predecessor corporation).

SECTION 6.2 *Right of Claimant to Bring Suit.* If a claim under Section 6.1 of this Article VI is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper to the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) that the claimant has not met such applicable standard or conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

SECTION 6.3 *Nonexclusivity of Rights*. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, any Bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

SECTION 6.4 *Insurance*. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

ARTICLE VII

STOCK

SECTION 7.1 *Certificates*. Certificates of stock shall be issued in numerical order, and each shareholder shall be entitled to a certificate signed by the President or a Vice President, and the Secretary or the Chief Financial Officer, and may be sealed with the seal of the Corporation or a facsimile thereof. The signatures of such officers may be facsimiles if the certificate is manually signed on behalf of a transfer agent, or registered by a registrar, other than the Corporation itself or an employee of the Corporation. If an officer who has signed or whose facsimile signature has been placed upon such certificate ceases to be an officer before the certificate is issued, it may be issued by the Corporation with the same effect as if the person were an officer on the date of issue. Each certificate of stock shall state:

(a) that the Corporation is organized under the laws of the State of Delaware;

(b) the name of the person to whom issued;

(c) the number and class of shares and the designation of the series, if any, which such certificate represents; and

(d) the par value of each share represented by such certificate, or a statement that such shares are without par value.

SECTION 7.2 *Transfers*. Transfers of stock shall be made only upon the stock transfer books of the Corporation, kept at the registered office of the Corporation or at its principal place of business, or at the office of its transfer agent or registrar, and before a new certificate is issued the old certificate shall be surrendered for cancellation. The Board of Directors may, by resolution, open a share register in any state of the United States, and may employ an agent or agents to keep such register, and to record transfers of shares therein.

Shares of stock shall be transferred by delivery of the certificates therefor, accompanied either by an assignment in writing on the back of the certificate or an assignment separate from the certificate, or by a written power of attorney to sell, assign and transfer the same, signed by the holder of said certificate. No shares of stock shall be transferred on the books of the Corporation until the outstanding certificates therefor have been surrendered to the Corporation.

SECTION 7.3 *Registered Owner.* Registered shareholders shall be treated by the Corporation as the holders in fact of the stock standing in their respective names and the Corporation shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any other person, whether or not it shall have express or other notice thereof, except as expressly provided below or by the laws of the State of Delaware. The Board of Directors may adopt by resolution a procedure whereby a shareholder of the Corporation may certify in writing to the Corporation that all or a portion of the shares registered in the name of such shareholder are held for the account of a specified person or persons. The resolution shall set forth:

(a) The classification of shareholder who may certify;

(b) The purpose or purposes for which the certification may be made;

(c) The form of certification and information to be contained therein;

(d) If the certification is with respect to a record date or closing of the stock transfer books, the date within which the certification must be received by the Corporation; and

(e) Such other provisions with respect to the procedure as are deemed necessary or desirable.

Upon receipt by the Corporation of a certification complying with the above requirements, the persons specified in the certification shall be deemed, for the purpose or purposes set forth in the certification, to be the holders of record of the number of shares specified in place of the shareholders making the certification.

SECTION 7.4 *Mutilated, Lost or Destroyed Certificates.* In case of any mutilation, loss or destruction of any certificate of stock, another may be issued in its place upon receipt of proof of such mutilation, loss or destruction. The Board of Directors may impose conditions on such issuance and may require the giving of a satisfactory bond or indemnity to the Corporation in such sum as they might determine or establish such other procedures as they deem necessary.

SECTION 7.5 *Fractional Shares or Scrip.* The Corporation may (a) issue fractions of a share which shall entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the Corporation in the event of liquidation; (b) arrange for the disposition of fractional interests by those entitled thereto; (c) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such shares are determined; or (d) issue scrip in registered or bearer form which shall entitle the holder to receive a certificate for a full share upon the surrender of such scrip aggregating a full share.

SECTION 7.6 *Shares of Another Corporation.* Shares owned by the Corporation in another corporation, domestic or foreign, may be voted by such officer, agent or proxy as the Board of Directors may determine or, in the absence of such determination, by the President of the Corporation.

ARTICLE VIII

MISCELLANEOUS

SECTION 8.1 *Fiscal Year.* The fiscal year of the Corporation shall be determined by the Board of Directors.

SECTION 8.2 *Seal.* The Corporation may have a corporate seal which shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

SECTION 8.3 *Waiver of Notice of Meetings of Shareholders, Directors and Committees.* Whenever notice is required to be given by law or under any provision of the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawful, called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the shareholders, directors, or members of a committee of directors need be specified in any written waiver of notice unless so required by the Certificate of Incorporation or these Bylaws. Unless either proper notice of a meeting of the Board of Directors, or any committee thereof, has been given or else the persons entitled thereto have waived such notice (either in writing or by attendance as set forth above), any business transacted at such meeting shall be null and void.

SECTION 8.4 *Interested Directors; Quorum.* No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if: (i) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

SECTION 8.5 *Form of Records.* Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

SECTION 8.6 *Amendment of Bylaws*. Except as may be otherwise provided by the terms of any class or series of stock having a preference over the Corporation's Common Stock and subject to the Certificate of Incorporation, these Bylaws may be amended or repealed, and new Bylaws adopted, by the Board of Directors, but the shareholders entitled to vote may adopt additional Bylaws and may amend or repeal any Bylaw whether or not adopted by them.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Downey Financial Corp.
Incoming letter dated November 17, 2004

The proposals relate to director compensation and independent directors.

There appears to be some basis for your view that DFC may exclude the proposals under rule 14a-8(f) because the proponent exceeded the one-proposal limitation in rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if DFC omits the proposals from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which DFC relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel